IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2023 and for the six and three-month periods ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 81, beginning on July 1st, 2023.

Legal address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023 and registered in the Superintendence on September 12, 2023 with the number 15555, Book 114 Volume – of Joint Stock Companies.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 736,822,824 shares. (*)

Common Stock subscribed, issued and paid-up nominal value (in millions of ARS): 7,368.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Main activity of parent Company: Real estate, agricultural, commercial and financial activities.

Direct and indirect interest of the Parent Company on the capital stock: 415,859,290 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity: 57.16% (1).

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (2)	Subscribed, issued and paid-up nominal value (in millions of Argentine Pesos)
Common stock with a face value of ARS 10 per share and entitled to 1 vote each	736,822,824	7,368

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

(*) The capital increase and the issuance of shares resolved by the board of directors on January 4, 2024, are in process of being registered in the “Inspección General de Justicia” (General Inspection of Justice).

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2023
BACS	Banco de Crédito y Securitización S.A.
BHSA	Banco Hipotecario S.A.
CCL	Cash settlement
Celap	Centro de Entretenimientos La Plata S.A.
CNV	Securities Exchange Commission (Argentina)
Condor	Condor Hospitality Trust Inc.
CPF	Collective Promotion Funds
CPI	Consumer Price Index
Cresud	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
GCDI	GCDI S.A.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
INDEC	Argentine Institute of Statistics and Census
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
MEP	Electronic Payment Market
MPIT	Minimum presumed income tax
New Lipstick	New Lipstick LLC
Puerto Retiro	Puerto Retiro S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Financial Position
as of December 31, 2023 and June 30, 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2023	06.30.2023
ASSETS
Non-current assets
Investment properties	8	1,285,849	1,178,019
Property, plant and equipment	9	20,634	20,973
Trading properties	10, 22	13,415	12,472
Intangible assets	11	35,882	16,420
Right-of-use assets	12	6,242	6,066
Investments in associates and joint ventures	7	81,531	76,617
Deferred income tax assets	19	3,590	1,777
Income tax credit		23	43
Trade and other receivables	13, 14	12,534	9,170
Investments in financial assets	13	6,648	3,972
Total non-current assets		1,466,348	1,325,529
Current assets
Trading properties	10, 22	371	298
Inventories	22	587	684
Income tax credit		320	1,507
Trade and other receivables	13, 14	65,241	53,475
Investments in financial assets	13	102,292	71,118
Cash and cash equivalents	13	16,035	18,052
Total current assets		184,846	145,134
TOTAL ASSETS		1,651,194	1,470,663
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		788,455	748,240
Non-controlling interest		49,267	46,151
TOTAL SHAREHOLDERS’ EQUITY		837,722	794,391
LIABILITIES
Non-current liabilities
Borrowings	13, 17	202,927	139,136
Lease liabilities		8,178	5,463
Deferred income tax liabilities	19	393,115	342,431
Trade and other payables	13, 16	25,787	20,332
Provisions	18	18,678	12,233
Salaries and social security liabilities		100	186
Total non-current liabilities		648,785	519,781
Current liabilities
Borrowings	13, 17	113,427	83,942
Lease liabilities		1,378	772
Trade and other payables	13, 16	40,846	62,114
Income tax liabilities		4,091	2,176
Provisions	18	1,588	1,744
Derivative financial instruments	13	11	12
Salaries and social security liabilities		3,346	5,731
Total current liabilities		164,687	156,491
TOTAL LIABILITIES		813,472	676,272
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		1,651,194	1,470,663

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Income and Other Comprehensive Income
for the six and three-month periods ended December 31, 2023 and 2022
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Revenues	20	101,457	96,193	54,359	53,574
Costs	21, 22	(32,756)	(32,632)	(17,430)	(17,056)
Gross profit		68,701	63,561	36,929	36,518
Net gain / (loss) from fair value adjustment of investment properties	8	137,822	(91,958)	(18,980)	(67,743)
General and administrative expenses	21	(6,821)	(12,294)	(7,449)	(6,711)
Selling expenses	21	(5,725)	(4,030)	(3,257)	(2,229)
Other operating results, net	23	(698)	(9,532)	(63)	(10,225)
Profit / (loss) from operations		193,279	(54,253)	7,180	(50,390)
Share of profit of associates and joint ventures	7	19,926	4,104	16,528	607
Profit / (loss) before financial results and income tax		213,205	(50,149)	23,708	(49,783)
Finance income	24	4,768	838	4,189	623
Finance costs	24	(15,109)	(16,112)	(8,792)	(9,361)
Other financial results	24	(33,873)	7,926	(30,257)	7,141
Inflation adjustment	24	32,560	26,831	22,581	10,429
Financial results, net		(11,654)	19,483	(12,279)	8,832
Profit / (loss) before income tax		201,551	(30,666)	11,429	(40,951)
Income tax expense	19	(54,958)	78,738	10,880	84,287
Profit for the period		146,593	48,072	22,309	43,336
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive loss from subsidiaries (i)		(4,436)	(1,230)	(3,921)	(280)
Revaluation deficit		-	(544)	-	(544)
Total other comprehensive loss for the period		(4,436)	(1,774)	(3,921)	(824)
Total comprehensive income for the period		142,157	46,298	18,388	42,512

Profit / (loss) for the period attributable to:
Equity holders of the parent		141,519	46,992	23,422	42,749
Non-controlling interest		5,074	1,080	(1,113)	587

Total comprehensive income / (loss) attributable to:
Equity holders of the parent		136,611	45,210	19,014	41,862
Non-controlling interest		5,546	1,088	(626)	650

Profit per share attributable to equity holders of the parent: (ii)
Basic		189.45	62.66	31.35	57.00
Diluted		189.70	63.93	31.40	58.16

(i)
Components of other comprehensive income have no impact on income tax.
(ii)
See note 28 to the Annual Consolidated Financial Statements as of June 30, 2023.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Shares to issue (iv)	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (v)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2023	799	6,553	12	178,219	12,949	264,576	1,037	20,741	103,170	24,315	135,869	748,240	46,151	794,391
Net profit for the period	-	-	-	-	-	-	-	-	-	-	141,519	141,519	5,074	146,593
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	-	(4,908)	-	(4,908)	472	(4,436)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	-	(4,908)	141,519	136,611	5,546	142,157
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	-	5,926	-	22,014	(27,940)	-	-	-
Repurchase of treasury shares (iii)	(168)	-	168	-	-	-	-	-	-	(5,879)	-	(5,879)	-	(5,879)
Warrants exercise (ii)	4	-	-	-	(63)	135	-	-	-	-	-	76	-	76
Issuance of shares	6,640	(6,553)	(87)	-	-	-	(3,850)	-	-	3,850	-	-	-	-
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	-	31	31
Dividend distribution (iv)	-	-	-	-	-	-	-	-	-	-	(90,585)	(90,585)	(2,469)	(93,054)
Reserve for share-based payments	1	-	(1)	-	-	-	(52)	-	-	52	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	(8)	-	(8)	8	-
Balance as of December 31, 2023	7,276	-	92	178,219	12,886	264,711	(2,865)	26,667	103,170	39,436	158,863	788,455	49,267	837,722

(i) Includes ARS 13 of Inflation adjustment of treasury shares. See Note 17 to the Annual Consolidated Financial Statements as of June 30,2023.
(ii) As of December 31, 2023, the remaining warrants to exercise amount to 79,319,038. See Note 28 to these Financial Statements.
(iii) Related to the Shares Buyback Program approved by the Board on June 15, 2023. As of December 31, 2023 the Company has bought 7,839,874 shares. See Note 28 to these Financial Statements.
(iv) See Note 28 to these Financial Statements.
(v) Group´s other reserves for the period ended December 31, 2023 are comprised as follows:

	Cost of treasury stock	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2023	(6,870)	18,568	390	64,295	(52,068)	24,315
Other comprehensive loss for the period	-	-	(4,908)	-	-	(4,908)
Total comprehensive loss for the period	-	-	(4,908)	-	-	(4,908)
Assignment of results according to Shareholders´ Meeting	-	22,014	-	-	-	22,014
Repurchase of treasury shares	(5,879)	-	-	-	-	(5,879)
Issuance of shares	3,850	-	-	-	-	3,850
Reserve for share-based payments	54	-	-	-	(2)	52
Changes in non-controlling interest	-	-	-	-	(8)	(8)
Balance as of December 31, 2023	(8,845)	40,582	(4,518)	64,295	(52,078)	39,436

(1) Includes revaluation surplus.

 There are no cumulative unpaid dividends on preferred shares.
 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2022
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2022	805	6	155,578	12,990	293,670	1,084	13,888	103,170	(27,860)	154,408	707,739	48,447	756,186
Net profit for the period	-	-	-	-	-	-	-	-	-	46,992	46,992	1,080	48,072
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	(1,782)	-	(1,782)	8	(1,774)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	(1,782)	46,992	45,210	1,088	46,298
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	6,853	-	114,359	(121,212)	-	-	-
Repurchase of treasury shares	(5)	5	-	-	-	-	-	-	(2,512)	-	(2,512)	-	(2,512)
Warrants exercise	-	-	-	(2)	9	-	-	-	-	-	7	-	7
Dividend distribution	-	-	-	-	-	-	-	-	-	(19,336)	(19,336)	(473)	(19,809)
Reserve for share-based payments	-	-	-	-	-	(9)	-	-	9	-	-	-	-
Other changes in equity	-	-	-	-	-	-	-	-	(1,350)	-	(1,350)	-	(1,350)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(50)	-	(50)	50	-
Balance as of December 31, 2022	800	11	155,578	12,988	293,679	1,075	20,741	103,170	80,814	60,852	729,708	49,112	778,820

(i) Includes ARS 8 of Inflation adjustment of treasury shares. See Note 17 to the Annual Financial Statements.
(ii) Group’s other reserves for the period ended December 31, 2022 are comprised as follows:

	Cost of treasury stock	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2022	(3,313)	18,568	2,246	5,963	(51,324)	(27,860)
Other comprehensive loss for the period	-	-	(1,237)	-	(545)	(1,782)
Total comprehensive loss for the period	-	-	(1,237)	-	(545)	(1,782)
Assignment of results according to Shareholders' Meeting	-	-	-	114,359	-	114,359
Repurchase of treasury shares	(2,512)	-	-	-	-	(2,512)
Reserve for share-based payments	13	-	-	-	(4)	9
Other changes in equity	-	-	(1,350)	-	-	(1,350)
Changes in non-controlling interest	-	-	-	-	(50)	(50)
Balance as of December 31, 2022	(5,812)	18,568	(341)	120,322	(51,923)	80,814

(1) Includes revaluation surplus.

There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Cash Flows
for the six-month periods ended December 31, 2023 and 2022
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2023	12.31.2022
Operating activities:
Net cash generated from operating activities before income tax paid	15	36,122	34,642
Income tax paid		(2,577)	(1,507)
Net cash generated from operating activities		33,545	33,135
Investing activities:
Acquisition and improvements of investment properties		(3,272)	(4,120)
Proceeds from sales of investment properties		25,659	6,627
Acquisitions and improvements of property, plant and equipment		(856)	(729)
Proceeds from sales of property, plant and equipment		2	28
Acquisitions of intangible assets		(156)	(125)
Dividends collected from associates and joint ventures		245	660
Proceeds from sales of interest held in associates and joint ventures		13,015	-
Payments of derivative financial instruments		-	(31)
Acquisitions of investments in financial assets		(95,777)	(23,371)
Proceeds from disposal of investments in financial assets		111,112	31,231
Interest received from financial assets		1,126	328
Proceeds from loans granted to related parties		622	-
Increase of loans granted to related parties		(99)	-
Net cash generated from investing activities		51,621	10,498
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		4,424	1,386
Payment of borrowings and non-convertible notes		(11,371)	(42,613)
Obtaining / (payments) of short term loans, net		28,249	(10,030)
Interests paid		(17,661)	(14,760)
Capital contributions from non-controlling interest in subsidiaries		31	-
Payment of borrowings to related parties		-	(56)
Borrowings obtained from related parties		-	16
Dividends paid		(88,003)	(13,415)
Warrants exercise		76	6
Payment of financial leases		(144)	(37)
Repurchase of treasury shares		(5,879)	(2,512)
Net cash used in financing activities		(90,278)	(82,015)
Net decrease in cash and cash equivalents		(5,112)	(38,382)
Cash and cash equivalents at the beginning of the period	13	18,052	56,921
Inflation adjustment		(4,458)	(707)
Foreign exchange gain on cash and unrealized fair value result for cash equivalents		7,553	(153)
Cash and cash equivalents at end of the period	13	16,035	17,679

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on February 5, 2024.

IRSA was founded in 1943, and it has engaged in diverse real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

Cresud is our direct parent company, whose main shareholders are Inversiones Financieras del Sur S.A., Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A., and whose final beneficiary is Eduardo Sergio Elsztain.

As of the end of these Consolidated Financial Statements, the Group owns 15 shopping malls, 5 office buildings, three hotels and an extensive land reserve for future mixed-use developments. Additionally, the Group holds a 29.91% interest in Banco Hipotecario S.A. (BHSA), which is a leading commercial bank in the provision of mortgaged loans in Argentina. BHSA's shares are listed on the BYMA.

The Group operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 14 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Group also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

Likewise, the Group manages a 5 office buildings portfolio and has majority stakes in three luxury hotels including the Libertador and Intercontinental hotels in the Autonomous City of Buenos Aires and the exclusive Llao Llao resort, in the city of San Carlos de Bariloche, in southern Argentina. Additionally, the Group participates in the development of residential properties for sale, as well as in other investments.

Economic context in which the Group operated

The Group operated in an economic context whose main variables have shown strong volatility. The main ones are detailed below:

●
The country ended the year 2023 with a 1.4% decrease in activity, according to preliminary data from INDEC.
●
Accumulated inflation between January 1st and December 31, 2023 reached 211% (CPI).
●
Between these dates, the Argentine peso depreciated nominally against the US dollar, from ARS 180 to ARS 805 per dollar at the end of the period.
●
The monetary authority maintained exchange restrictions established in previous years throughout 2023 to contain the demand for dollars. These restrictions did not prevent meeting all the company's financial and contractual maturities.

On December 10, 2023 a new government took office in Argentina with plans to carry out extensive reforms of laws and regulations.

IRSA Inversiones y Representaciones Sociedad Anónima

Among its first measures, the new government issued a Decree of Necessity and Urgency (DNU, by its Spanish acronym) modifying several laws, introducing reforms in the labor market, customs code, and the status of public companies, among others. Although the DNU must be discussed and ratified by at least one chamber of the National Congress, its provisions have been partially in force since December 29, 2023, considering a series of judicial actions that have granted the suspension of certain modifications.

Additionally, the National Congress was called to extraordinary sessions to consider a series of legislative initiatives, including an “Omnibus Law”.

The regulatory and legislative situation as of December 31, 2023, does not substantially differ from that established by the previous government. The company's financial statements should be read considering these circumstances.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2023 prepared in accordance with IFRS Accounting Standards. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS Accounting Standards.

These financial statements for the interim periods of six months ended December 31, 2023 and 2022 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with Argentine Federation of Professional Councils in Economic Sciences (FACPCE) Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered.

The table below presents the index for the period between the last fiscal year and as of December 31, 2023, and for the 12-month period ending on the same date, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

	As of December 31, 2023 (six months)	As of December 31, 2023 (twelve months)
Price variation	107%	211%

IRSA Inversiones y Representaciones Sociedad Anónima

As a consequence of the aforementioned, these financial statements as of December 31, 2023 were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2023 and December 31, 2022 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1). Certain items from prior periods have been reclassified for consistency purposes.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period from July through December, compared to the period from January through June.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the six-month period ended December 31, 2023 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2023, are detailed in Note 4 to the Annual Financial Statements.

1.
“Maple Building" sale

On July 24, 2023, IRSA signed the deed for the sale of all the functional and complementary units of the “Maple Building” located at 664 Suipacha Street in the Autonomous City of Buenos Aires. The price of the operation was USD 6.75 million, of which USD 3 million has been collected in cash, USD 750,000 through the delivery of 3 functional units in a building owned by the buyer at Avenida Córdoba 637 in the Autonomous City of Buenos Aires, with a bailment agreement for 30 months and the remaining balance of USD 3 million will be paid as follows:

- USD 2.5 million in 10 semiannual, equal and consecutive installments of USD 250,000, the first due 24 months from the signing of the deed, with an annual interest of 5%;

IRSA Inversiones y Representaciones Sociedad Anónima

- USD 0.5 million through the provision of services by the buyer, which were valued at the CCL exchange rate according to the conditions agreed in the contract.

2.
“261 Della Paolera” floor sale

On August 9, 2023, IRSA signed the deed for the sale of the 9th floor of the "261 Della Paolera" tower located in the Catalinas neighborhood of the Autonomous City of Buenos Aires with a total of 1,184 square meters, 10 parking spaces, and 2 complementary units of the same building. The transaction price was approximate USD (MEP) 6.3 million, which had already been paid in ARS.

On October 5, 2023, the transfer deed was signed for the sale of the 25th and 26th floors of the “261 Della Paolera” tower located in the Catalinas neighborhood of the Autonomous City of Buenos Aires for a total of 2,395 square meters, 18 units of garages and 6 complementary units of the same building. The transaction price was approximately USD (MEP) 14.9 million, all of which were paid in full in ARS.

After this transaction, IRSA keeps the property of 4 floors of the building with an approximate leasable area of 4,937 sqm, in addition to parking spaces and other complementary spaces.

3.
Sale of Quality Investment S.A.

On August 31, 2023, IRSA sold and transferred 100% of its participation in Quality Invest S.A. representing 50% of the share capital. The amount of the transaction amounted to USD 22.9 million, of which USD 21.5 million has been collected together with the transfer of the shares and the balance of USD 1.4 million will be collected after 3 years, accruing an interest of 7% per year.

4.
Vista al Muelle – Boating Trust transaction

On October 31, 2023, Vista al Muelle S.A. (VAM), a subsidiary of Liveck S.A., sold two of its plots in the department of Canelones (Uruguay) to the Boating Trust for USD 6 million. In the same transaction, the trust sold units in Tower II to VAM for USD 5 million, which VAM used to fully settle its debt with the Chamyan family. The operation resulted in a profit of USD 1 million.

5.
Ezpeleta land plot Barter Agreement

On December 7, 2023, the Company signed a barter agreement transferring the “Ezpeleta land plot” of 46 hectares, located in the district of Quilmes, Buenos Aires province.

The real estate project to be developed on the property consists of a gated community with 330 single-family lots and 6 macro lots for medium-density developments.

The transaction price was set at USD 16.4 million and will be paid to IRSA through the delivery of 125 single-family lots of the project and also 40% of the buildable square meters of the multifamily lots of said project.

Additionally, the Company received the sum of ARS 62.3 million in cash as part of the consideration.

6.
Sale of GCDI common-shares

During the months of November and December 2023, IRSA sold 1,583,560 common-shares of GCDI, equivalent to 0.17% of the capital share, for a total of ARS 25.5 million.

IRSA Inversiones y Representaciones Sociedad Anónima

7.
Del Plata Building Trust

On November 10, 2023, the Company executed a Trust Administration Contract at cost for a project development and construction of a residential building, stores (gastronomic use), and complementary parking spaces, which is subject to fulfillment of certain suspensive conditions detailed below, and in which the Company will have the character of money trustor. Likewise, and as beneficiary of the trust, IRSA will receive approximately 5,128 salable square meters and 32 parking spaces. TMF Trust Company (Argentina) S.A., a company with a fiduciary purpose that is not a related party, will act as trustee.

The aforementioned trust contract involves the contribution of a building owned by Banco Hipotecario S.A. (“BHSA”), an entity in which the Company holds a significant interest. The building is located in the block embraced by the streets Carlos Pellegrini, Presidente Perón, Sarmiento and Pasaje Carabelas, in the City of Buenos Aires. The contribution was made on December 28, 2023.

Finally, it is informed that the trust underlying project has pre-approval for the Microcentro district reconversion regime issued by the Government of the City of Buenos Aires (Law 6508).

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2023 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost).

6.
Segment information

Segment information was prepared and classified according to the business in which the Group operates, they were described in Note 6 to the Annual Financial Statements.

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statements of Income and Other Comprehensive Income of the Group for the six-month periods ended December 31, 2023 and 2022:

	12.31.2023
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	84,304	(457)	17,610	-	101,457
Costs	(14,828)	56	(17,984)	-	(32,756)
Gross profit / (loss)	69,476	(401)	(374)	-	68,701
Net gain from fair value adjustment of investment properties	138,962	(1,140)	-	-	137,822
General and administrative expenses	(6,955)	54	-	80	(6,821)
Selling expenses	(5,766)	41	-	-	(5,725)
Other operating results, net	(758)	(7)	147	(80)	(698)
Profit / (loss) from operations	194,959	(1,453)	(227)	-	193,279
Share of profit / (loss) of associates and joint ventures	18,970	956	-	-	19,926
Segment profit / (loss)	213,929	(497)	(227)	-	213,205
Reportable assets	1,429,905	3,462	-	217,827	1,651,194
Reportable liabilities (i)	-	-	-	(813,472)	(813,472)
Net reportable assets	1,429,905	3,462	-	(595,645)	837,722

IRSA Inversiones y Representaciones Sociedad Anónima

	12.31.2022
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	77,591	(430)	19,032	-	96,193
Costs	(13,436)	196	(19,392)	-	(32,632)
Gross profit / (loss)	64,155	(234)	(360)	-	63,561
Net loss from fair value adjustment of investment properties	(94,114)	2,156	-	-	(91,958)
General and administrative expenses	(12,407)	63	-	50	(12,294)
Selling expenses	(4,057)	27	-	-	(4,030)
Other operating results, net	(9,610)	(44)	172	(50)	(9,532)
Loss from operations	(56,033)	1,968	(188)	-	(54,253)
Share of profit of associates and joint ventures	5,409	(1,305)	-	-	4,104
Segment (loss) / profit	(50,624)	663	(188)	-	(50,149)
Reportable assets	1,359,479	(8,225)	-	172,252	1,523,506
Reportable liabilities (i)	-	-	-	(744,691)	(744,691)
Net reportable assets	1,359,479	(8,225)	-	(572,439)	778,815

(1) Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2) Includes amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). Includes deferred income tax assets, income tax credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 6 as of December 31, 2023.

(i) The CODM focuses its review on reportable assets.

Below is a summarized analysis of the segments from the Group for the periods ended December 31, 2023 and 2022:

	12.31.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	56,210	3,512	4,527	18,871	1,184	84,304
Costs	(2,909)	(284)	(2,459)	(8,372)	(804)	(14,828)
Gross profit	53,301	3,228	2,068	10,499	380	69,476
Net gain / (loss) from fair value adjustment of investment properties	152,015	466	(13,889)	-	370	138,962
General and administrative expenses	(6,475)	(533)	(2,572)	(2,734)	5,359	(6,955)
Selling expenses	(2,466)	(115)	(1,705)	(1,286)	(194)	(5,766)
Other operating results, net	(549)	(58)	(994)	(141)	984	(758)
Profit / (loss) from operations	195,826	2,988	(17,092)	6,338	6,899	194,959
Share of profit of associates and joint ventures	-	-	-	-	18,970	18,970
Segment profit / (loss)	195,826	2,988	(17,092)	6,338	25,869	213,929

Investment properties and trading properties	534,349	222,074	540,904	-	2,312	1,299,639
Investment in associates and joint ventures	-	-	-	-	77,950	77,950
Other operating assets	1,381	220	29,985	17,746	2,984	52,316
Reportable assets	535,730	222,294	570,889	17,746	83,246	1,429,905

IRSA Inversiones y Representaciones Sociedad Anónima

	12.31.2022
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	49,181	5,092	6,764	15,480	1,074	77,591
Costs	(3,179)	(395)	(1,554)	(7,449)	(859)	(13,436)
Gross profit	46,002	4,697	5,210	8,031	215	64,155
Net loss from fair value adjustment of investment properties	(18,364)	(24,707)	(50,890)	-	(153)	(94,114)
General and administrative expenses	(6,048)	(710)	(2,242)	(2,236)	(1,171)	(12,407)
Selling expenses	(2,283)	(65)	(436)	(1,158)	(115)	(4,057)
Other operating results, net	358	(44)	(9)	(75)	(9,840)	(9,610)
Profit / (loss) from operations	19,665	(20,829)	(48,367)	4,562	(11,064)	(56,033)
Share of profit of associates and joint ventures	-	-	-	-	5,409	5,409
Segment profit / (loss)	19,665	(20,829)	(48,367)	4,562	(5,655)	(50,624)

Investment properties and trading properties	390,667	281,737	584,167	-	1,756	1,258,327
Investment in associates and joint ventures	-	-	-	-	56,848	56,848
Other operating assets	1,186	3,821	14,327	18,445	6,525	44,304
Reportable assets	391,853	285,558	598,494	18,445	65,129	1,359,479

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the six-month period ended December 31, 2023 and for the year ended June 30, 2023 were as follows:

	12.31.2023	06.30.2023
Beginning of the period / year	76,615	71,848
Sale of interest in associates and joint ventures (i)	(14,462)	-
Capital contributions	-	114
Share of profit	19,926	5,419
Currency translation adjustment	(309)	(107)
Dividends (Note 25)	(245)	(659)
End of the period / year (ii)	81,525	76,615

(i) As of December 31, 2023, corresponds to the sale of interest in Quality Invest S.A. and GCDI S.A. (former TGLT S.A.).
(ii) As of December 31, 2023 and June 30, 2023 includes ARS (6) and ARS (2) respectively, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	12.31.2023	06.30.2023	12.31.2023	06.30.2023	12.31.2023	06.30.2023
Associates and joint ventures
New Lipstick	49.96%	49.96%	945	502	327	6
BHSA	29.91%	29.91%	62,256	49,430	12,826	3,893
Quality (1)	-	50.00%	-	14,440	-	(1,526)
La Rural SA	50.00%	50.00%	8,595	2,509	6,085	1,585
GCDI (2)	27.94%	27.82%	2,772	3,958	(1,165)	(44)
Other joint ventures	N/A	N/A	6,957	5,776	1,544	258
Total associates and joint ventures			81,525	76,615	19,617	4,172

Below is additional information about the Group’s investments in associates and joint ventures:

					Latest financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote		Share capital (nominal value)		(Loss) / profit for the period		Shareholders’ equity
Associates and joint ventures
New Lipstick	USA	Real estate	23,631,037	(*)	47	(*)	(1)	(*)	(46)
BHSA	Argentina	Financial	448,689,072	(**)	1,500	(**)	42,877	(**)	203,407
La Rural SA	Argentina	Organization of events	715		1		12,245		16,811
GCDI (2)	Argentina	Real estate	255,747,035		915		(1,637)		9,918

(1) Interest in Quality Invest S.A. was sold on August 31, 2023. See note 4 to these Financial Statements.
(2) See note 8 to the Annual Financial Statements as of June 30, 2023. See note 4 to these Financial Statements.

(*)
Amounts in millions of US Dollars under US GAAP.
(**)
Information as of December 31, 2023 according to IFRS.

IRSA Inversiones y Representaciones Sociedad Anónima

Puerto Retiro and La Rural (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements. See note 28 regarding the extension of the concession contract of La Rural S.A.

Arcos del Gourmet S.A. (“Arcos” or “AGSA”)

Regarding the information provided in Note 7 to the Annual Financial Statements as of June 30, 2023, the following should be noted:

“ARCOS DEL GOURMET SA AND ANOTHER V. EN-AABE KNOWLEDGE PROCESS” (CAF 030002/2015)

(i): This process was initiated on June 18, 2015, by AGSA to raise the nullity of the revocation of the contract for the readjustment of the use and exploitation concession, established by Resolution No. 170/2014 by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish). Evidence was produced, and arguments were presented.

On August 24, 2022, the Court rejected the lawsuit filed by Arcos del Gourmet SA, with costs. On August 26, 2022, Arcos del Gourmet S.A. appealed the final judgment issued in the case. On September 19, 2023, Chamber V of the Federal Administrative Litigation Court issued a judgment rejecting the appeal filed by Arcos del Gourmet SA.

The judgment of the Court was appealed to the Supreme Court of Justice of the Nation through an extraordinary federal appeal filed on October 17, 2023. The legal advisors of the Company believe that this appeal has reasonable prospects of success, as there is federal subject matter to enable the intervention of the Supreme Court.

(i.a.) INCIDENT NO. 1 - PLAINTIFF: ARCOS DEL GOURMET SA DEFENDANT: EN-AABE AND OTHERS REGARDING A PRECAUTIONARY MEASURE (CAF 030002/2015/1)

On March 1, 2019, a request was made for the issuance of a precautionary measure aimed at "ordering AABE to suspend any judicial or administrative eviction procedure, by which it intends to forcibly execute Resolution AABE No. 170/2014, until a final judgment is issued in the nullity lawsuit brought on its basis", particularly the case titled "Playas Ferroviarias de Buenos Aires SA v. Arcos del Gourmet SA regarding Eviction Law 17,901" (File No. CAF 47454/2018). On May 6, 2021, an extension of the precautionary measure was granted. Against this resolution, Playas Ferroviarias and AABE filed an appeal. On September 7, 2021, the Chamber ruled in favor of the appeals filed by AABE and Playas Ferroviarias. Against this resolution, AGSA filed an extraordinary federal appeal on September 21, 2021. On November 17, 2021, the Chamber issued a judgment denying the extraordinary appeal filed by AGSA with costs, arguing that the attempted appeal was not directed at a final judgment or equivalent resolution.

ARCOS DEL GOURMET SA V. ADMINISTRACION DE INFRAESTRUCTURAS FERROVIARIAS SOC DEL ESTADO CONSIGNMENT LAWSUIT (CCF 001461/2015)

On April 8, 2015, AGSA initiated this lawsuit since AGSA was not allowed to pay the March 2015 canon corresponding to the Readjustment Contract of Use and Exploitation that Arcos agreed with ADIF. To date, all the canons that have been accrued to date have been judicially deposited - and those amounts invested in fixed-term deposits. On November 17, 2017, ADIF answered the lawsuit. The trial opened for evidence on March 21, 2019, which was produced, and arguments were presented in December 2022.

IRSA Inversiones y Representaciones Sociedad Anónima

PLAYAS FERROVIARIAS DE BUENOS AIRES SA V. ARCOS DEL GOURMET SA EVICTION LAW 17.091 (CAF 047454/2018)

On June 14, 2018, Playas Ferroviarias de Buenos Aires S.A. initiated an eviction process against AGSA. On February 13, 2019, it was decided to accumulate the eviction process with the nullity action promoted by AGSA (referred to in the preceding 1.A). On May 11, 2022, the Court ruled to decree the immediate eviction of AGSA and/or occupants and/or intruders of the properties. At the same time, it ordered Playas Ferroviarias de Buenos Aires S.A. to make arrangements to ensure the continuity of the commercial activities of the sub-lessees and the employment sources they employ and, for at least 6 months, the values agreed upon with the current concessionaire must be maintained. The next day, AGSA appealed. Finally, on July 13, 2022, the Prosecutor published the opinion. As a result of the opinion, Chamber V ordered the transfer of the case to judgment. Chamber V issued its judgment on September 19, 2023, rejecting the appeal filed by AGSA and confirming the judgment of the lower court. Against this judgment, AGSA filed an extraordinary federal appeal, which has not yet been resolved.

FEDERACION DE COMERCIO E INDUSTRIA DE LA CIUDAD DE BUENOS AIRES (FECOBA) and others V. GCBA and others on protective petition (CAYT 68795/2013-0)

Federación de Comercio e Industria de la Ciudad de Buenos Aires (Federation of Commerce and Industry of the City of Buenos Aires, or FECOBA in Spanish) argued that the project executed in DISTRICT ARCOS did not have the necessary environmental approvals and did not comply with zoning guidelines. It also requested a precautionary measure, which was admitted and caused the opening to the public to be delayed until December 18, 2014, which now operates normally. In the main process, after the filing of several procedural appeals, Chamber III of the Appeals Court issued a judgment on February 14, 2019, as follows: AGSA and GCBA were convicted, with AGSA being required to allocate at least 23,319.41 square meters for public use and utility with unrestricted access and special and preferential allocation to the generation of new park-like green spaces - located wholly or partially on the property subject to the lawsuit (Distrito Arcos) or adjacent lands. In case the company cannot allocate the entire land fraction to the City of Buenos Aires, then it must pay, after a valuation, the necessary amount of money so that the Administration proceeds to search for a property to fulfill the purpose established during the term of the concession contract. If none of the mentioned alternatives are carried out by AGSA, the demolition of the necessary works on the property to comply with the stipulated in the Urban Planning Code (art. 3.1.2) would be ordered. Subsequently, within the framework of the appeal for constitutional review denied filed by AGSA against the aforementioned judgment, the Superior Court of Justice ruled that the demolition of the works carried out on the property where the "Distrito Arcos" Shopping Center is currently located, as ordered by the Chamber, is not appropriate, confirming the rest of the sentence. Our legal advisors are analyzing the procedural steps to follow.

8.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2023 and for the year ended June 30, 2023 were as follows:

	12.31.2023		06.30.2023
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the period / year	812,416	365,603	929,193	377,524
Additions	1,264	2,356	6,855	5,603
Capitalized leasing costs	3	41	29	105
Amortization of capitalized leasing costs (i)	(40)	(60)	(37)	(35)
(Disposals) / Transfers	(33,850)	(2)	(41,439)	1,823
Currency translation adjustment	296	-	(37)	-
Net (loss) / gain from fair value adjustment (ii)	(10,729)	148,551	(82,148)	(19,417)
Fair value at the end of the period / year	769,360	516,489	812,416	365,603

(i)
Amortization charges of capitalized leasing costs were recognized in "Costs" in the Statement of Income and Other Comprehensive Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

(ii)
For the six-month period ended December 31, 2023, the net gain from fair value adjustment of investment properties was ARS 137,822. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:
a)
loss of ARS 8,128 as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
b)
positive impact of ARS 355,318 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
c)
an increase of 30 basis points in the discount rate used for cash flows and an increase of 15 basis points in the discount rate used for perpetuity, mainly due to an increase in the country-risk rate component and risk-free rate of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of ARS 6,565.
d)
Additionally, due to the impact of the inflation adjustment, ARS 197,934 were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.
e)
The value of our office buildings and other rental properties measured in real terms decreased by 9.18% during the six-month period ended as of December 31, 2023, due to the variation of the implicit exchange rate. Likewise, there is an impact for the sales of the period.

The following is the balance by type of investment property of the Group for the six-month period ended December 31, 2023 and for the year ended June 30, 2023:

	12.31.2023	06.30.2023
Shopping Malls (i)	534,344	383,498
Offices and other rental properties	246,122	273,750
Undeveloped parcels of land	503,680	519,532
Properties under development	253	161
Others	1450	1078
Total	1,285,849	1,178,019

(i) Includes parking spaces.

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	12.31.2023	12.31.2022
Revenues (Note 20)	78,799	74,448
Direct operating costs	(22,154)	(23,894)
Development costs	(409)	(240)
Net realized gain from fair value adjustment of investment properties (i)	17,330	3,429
Net unrealized gain / (loss) from fair value adjustment of investment properties (ii)	120,492	(95,387)

(i)
As of December 31, 2023 corresponds (ARS 10,150) to the realized result from fair value adjustment for the period ((ARS 10,163) for the Ezpeleta land plot barter agreement, ARS 3,224 for the sale of floors in the “261 Della Paolera” building, (ARS 3,206) for the sale of Maple Building and (ARS 5) for the sale of parking spaces in Libertador 498) and ARS 27,480 for realized result from fair value adjustment made in previous years (ARS 11,064 for the Ezpeleta land plot barter agreement, ARS 12,326 for the sale of floors in the “261 Della Paolera” building, ARS 3,977 for the sale of Maple Building and ARS 113 for the sale of parking spaces in Libertador 498). As of December 31, 2022, ARS 193 corresponds to the result for changes in the fair value realized for the period ((ARS 34) for the sale of parking spaces in Libertador 498 and ARS 227 for the sale of floors in the “261 Della Paolera” building) and ARS 3,236 for the result of changes in fair value made in previous years (ARS 149 for the sale of parking spaces in Libertador 498 and ARS 3,087 for the sale of floors in the “261 Della Paolera” building).
(ii)
Includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. This was generated in accordance with what is described in the section named "valuation techniques" in Note 9 to the Annual Consolidated Financial Statements as of June 30, 2023.

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

Costa Urbana –former Solares de Santa María– Costanera Sur, Buenos Aires City (IRSA)

On December 21, 2021, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as "Solares de Santa María", located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: "U73 - Public Park and Costa Urbana Urbanization", which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

IRSA Inversiones y Representaciones Sociedad Anónima

The Company will have a construction capacity of approximately 866,806 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA agreed to give in 50.8 hectares for public use, which represents approximately 71% of the total area of the property to the development of public green spaces and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund (FODUS) and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, and the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) which have already been paid.

In March 2023, Mensura was approved with a proposal for subdivision, fractioning, transfer of streets and public space and we are in the process of deeding the 3 plots and the public park sector that is transferred for consideration.

Likewise, the Company will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

“Costa Urbana” will change the landscape of Buenos Aires City, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

On the judicial front, it should be noted that there are two (2) related judicial processes:

(i)
On October 29, 2021, the Company was notified of the amparo lawsuit initiated by the Civil Association Observatory of Law in the City in relation to the property, in which it was stated that there were nullities that affected the approval process of the Agreement. Urban Planning (CU). The lawsuit was subsequently expanded, also challenging issues proposed in the CU. The Company proceeded to answer the claim on November 12, 2021, requesting its rejection, and on March 10, 2022, the court issued a ruling partially granting protection, which was appealed by the Company and the GCBA. On March 6, 2023, the Chamber of Administrative, Tax and Consumer Relations Litigation - Chamber IV decided to revoke the first instance ruling, and consequently reject the claim. Since this ruling was not appealed, the case has concluded favorably for the Company.

(ii)
On October 18, 2023, the Company was notified of the amparo lawsuit initiated by Messrs. Jonatan Baldiviezo and María Eva Koutsovitis in relation to the property, in which they intend to suspend the holding of the public hearing (which took place in August 2021), extend the registration period for the aforementioned hearing and declare the nullity of the public hearing, in the event that it had already been carried out, based on alleged violations of the right to informed participation in the same and access to environmental information. In this regard, the Company answered the complaint on November 1, 2023, requesting its rejection. This is based on the fact that the issue was already partially resolved by the trial referred to in point (i), and that all the relevant information for carrying out the approval process of the Urban Planning Agreement was fully provided. The environmental issues of the project must be addressed at the corresponding stage, as established by Law 123. On November 8, 2023, the Public Prosecutor's Office issued an opinion recommending that the action be rejected. As of the current date, the case is pending judgment. Considering the issues discussed in this process, a resolution favorable to the interests of the Company is expected.

IRSA Inversiones y Representaciones Sociedad Anónima

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2023 and for the year ended June 30, 2023 were as follows:

	Buildings and facilities	Machinery and equipment	Others (i)	12.31.2023	06.30.2023
Costs	46,973	19,197	4,364	70,534	82,481
Accumulated depreciation	(27,978)	(18,174)	(3,409)	(49,561)	(46,883)
Net book amount at the beginning of the period / year	18,995	1,023	955	20,973	35,598
Additions	520	178	158	856	1,639
Disposals	-	(3)	-	(3)	(6,994)
Currency translation adjustment	-	-	22	22	(6)
Transfers	-	6	-	6	(6,586)
Depreciation charges (ii)	(905)	(220)	(95)	(1,220)	(2,678)
Balances at the end of the period / year	18,610	984	1,040	20,634	20,973
Costs	47,493	19,378	4,544	71,415	70,534
Accumulated depreciation	(28,883)	(18,394)	(3,504)	(50,781)	(49,561)
Net book amount at the end of the period / year	18,610	984	1,040	20,634	20,973

(i)
includes furniture and fixtures and vehicles.
(ii)
As of December 31, 2023, depreciation charges of property, plant and equipment were recognized as follows: ARS 910 in "Costs", ARS 306 in "General and administrative expenses" and ARS 4 in "Selling expenses", respectively in the Statement of Income and Other Comprehensive Income (Note 21)

10.
Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2023 and for the year ended June 30, 2023 were as follows:

	Completed properties	Properties under development	Undeveloped properties	12.31.2023	06.30.2023
Beginning of the period / year	1,228	6,703	4,839	12,770	14,410
Additions	-	189	24	213	655
Currency translation adjustment	-	2,378	-	2,378	30
Transfers	-	-	-	-	(893)
Disposals	(23)	(1,552)	-	(1,575)	(1,432)
End of the period / year	1,205	7,718	4,863	13,786	12,770
Non-current				13,415	12,472
Current				371	298
Total				13,786	12,770

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2023 and for the year ended June 30, 2023 were as follows:

	Goodwill	Information systems and software	Future units to be received from barters and others	12.31.2023	06.30.2023
Costs	984	6,171	17,221	24,376	22,235
Accumulated amortization	-	(5,654)	(2,302)	(7,956)	(7,181)
Net book amount at the beginning of the period / year	984	517	14,919	16,420	15,054
Additions	3	152	4,392	4,547	2,924
Disposals	-	-	(132)	(132)	(370)
Transfers	-	-	15,248	15,248	(413)
Currency translation adjustment	3	-	-	3	-
Amortization charges (i)	-	(195)	(9)	(204)	(775)
Balances at the end of the period / year	990	474	34,418	35,882	16,420
Costs	990	6,323	36,729	44,042	24,376
Accumulated amortization	-	(5,849)	(2,311)	(8,160)	(7,956)
Net book amount at the end of the period / year	990	474	34,418	35,882	16,420

(i)
As of December 31, 2023, amortization charges were recognized in the amount of ARS 153 in "Costs", ARS 50 in "General and administrative expenses" and ARS 1 in "Selling expenses", in the Statement of Income and Other Comprehensive Income (Note 21).

12.
Right-of-use assets

The Group’s right-of-use assets as of December 31, 2023 and June 30, 2023 are the following:

	12.31.2023	06.30.2023
Offices, shopping malls and other rental properties	1,278	945
Convention center	4,964	5,121
Total Right-of-use assets	6,242	6,066
Non-current	6,242	6,066
Total	6,242	6,066

The depreciation charge of the right-of use-assets is detailed below:

	12.31.2023	12.31.2022
Offices, shopping malls and other rental properties	122	66
Convention center	155	105
Total depreciation of right-of-use assets (i)	277	171

(i)
As of December 31, 2023, amortization charges were recognized as follows: ARS 166 in "Costs", ARS 38 in "General and administrative expenses" and ARS 73 in "Selling expenses", respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

13.
Financial instruments by category

This note presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 14 to the Annual Financial Statements. Financial assets and financial liabilities as of December 31, 2023 are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
December 31, 2023
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	65,690	-	65,690	14,467	80,157
Investments in financial assets:
- Public companies’ securities	-	13,871	13,871	-	13,871
- Mutual funds	-	52,214	52,214	-	52,214
- Bonds	-	36,207	36,207	-	36,207
- Others	2,605	4,043	6,648	-	6,648
Cash and cash equivalents:
- Cash at bank and on hand	13,605	-	13,605	-	13,605
- Short-term investments	-	2,430	2,430	-	2,430
Total assets	81,900	108,765	190,665	14,467	205,132

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
December 31, 2023
Liabilities as per Statements of Financial Position
Trade and other payables (Note 16)	27,945	-	27,945	38,688	66,633
Borrowings (Note 17)	316,354	-	316,354	-	316,354
Derivative financial instruments:
- Bond futures	-	11	11	-	11
Total liabilities	344,299	11	344,310	38,688	382,998

Financial assets and financial liabilities as of June 30, 2023 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
June 30, 2023
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	49,914	-	49,914	15,199	65,113
Investments in financial assets:
- Public companies’ securities	-	10,428	10,428	-	10,428
- Mutual funds	-	41,647	41,647	-	41,647
- Bonds	-	19,044	19,044	-	19,044
- Others	1,297	2,674	3,971	-	3,971
Cash and cash equivalents:
- Cash at bank and on hand	10,858	-	10,858	-	10,858
- Short term investments	-	7,194	7,194	-	7,194
Total assets	62,069	80,987	143,056	15,199	158,255

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
June 30, 2023
Liabilities as per Statements of Financial Position
Trade and other payables (Note 16)	40,641	-	40,641	41,805	82,446
Borrowings (Note 17)	223,078	-	223,078	-	223,078
Derivative financial instruments:
- Bond futures	-	12	12	-	12
Total liabilities	263,719	12	263,731	41,805	305,536

As of December 31, 2023, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

14.
Trade and other receivables

Group’s trade and other receivables as of December 31, 2023 and June 30, 2023 are as follows:

	12.31.2023	06.30.2023
Sale, leases and services receivables	32,161	30,833
Less: Allowance for doubtful accounts	(2,382)	(2,468)
Total trade receivables	29,779	28,365
Borrowings, deposits and others	28,912	19,352
Advances to suppliers	5,308	4,813
Tax receivables	2,856	3,059
Prepaid expenses	1,690	1,259
Long-term incentive plan	1	2
Others	9,229	5,795
Total other receivables	47,996	34,280
Total trade and other receivables	77,775	62,645
Non-current	12,534	9,170
Current	65,241	53,475
Total	77,775	62,645

Movements on the Group’s allowance for doubtful accounts were as follows:

	12.31.2023	06.30.2023
Beginning of the period / year	2,468	3,803
Additions (i)	167	434
Recovery (i)	(116)	(250)
Exchange rate differences	1,499	767
Inflation adjustment	(1,636)	(2,286)
End of the period / year	2,382	2,468

(i) Additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

15.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2023 and 2022:

	Note	12.31.2023	12.31.2022
Profit for the period		146,593	48,072
Adjustments for:
Income tax	19	54,958	(78,738)
Amortization and depreciation	21	1,801	2,162
Loss from disposal of property, plant and equipment		1	-
Net (gain) / loss from fair value adjustment of investment properties	8	(137,822)	91,958
Loss from disposal of intangible assets		132	-
Loss from disposal of joint ventures		865	-
Realization of currency translation adjustment		-	(875)
Gain from disposal of trading properties		(2,222)	(5,266)
Financial results, net		11,025	(28,750)
Provisions and allowances		(1,871)	14,140
Share of profit of associates and joint ventures	7	(19,926)	(4,104)
Changes in operating assets and liabilities:
Decrease / (increase) in inventories		97	(65)
(Increase) / decrease in trading properties		(117)	293
Increase in trade and other receivables		(3,399)	(2,276)
Decrease in trade and other payables		(11,319)	(934)
Decrease in salaries and social security liabilities		(2,465)	(897)
Decrease in provisions		(209)	(78)
Net cash generated by operating activities before income tax paid		36,122	34,642

The following table presents a detail of significant non-cash transactions occurred in the six-month periods ended December 31, 2023 and 2022:

	12.31.2023	12.31.2022
Issuance of non-convertible notes	-	81,978
Increase in investment properties through an increase in trade and other payables	-	134
Currency translation adjustment	4,436	1,774
Decrease in investment properties through an increase in property, plant and equipment	6	31
Decrease in property, plant and equipment through an increase in investment properties	-	6,627
Decrease in property, plant and equipment through an increase in revaluation surplus	-	544
Decrease in investments in financial assets through a decrease in trade and other payables	-	760
Decrease in dividends receivables through an increase in investments in financial assets	-	22
Decrease in Shareholders’ Equity through a decrease in trade and other receivables	2,316	-
Decrease in investment properties through a decrease in investments in financial assets	-	162
Decrease in Shareholders’ Equity through a decrease in investments in financial assets	-	6,393
Increase in right-of-use assets through a decrease in lease liabilities	455	-
Decrease in Shareholders’ Equity through an increase in trade and other payables	2,735	-
Decrease in trading properties through a decrease in borrowings	1,263	-
Increase in intangible assets through a decrease in trading properties	-	1,037
Barter transactions of investment properties	392	-
Decrease in investment properties through an increase in trade and other receivables	1,567	-
Decrease in investments in associates and joint ventures through an increase in trade and other receivables	748	-
Increase in intangible assets through a decrease in investment properties	15,248	-
Increase in intangible assets through trade and other payables	4,391	-
Increase of investments in financial assets through an increase in borrowings	276	-

IRSA Inversiones y Representaciones Sociedad Anónima

16.
Trade and other payables

Group’s trade and other payables as of December 31, 2023 and June 30, 2023 were as follows:

	12.31.2023	06.30.2023
Customers´ advances (*)	17,774	18,784
Trade payables	4,173	5,840
Accrued invoices	4,593	5,067
Admission fees (*)	16,294	16,885
Other income to be accrued	282	300
Tenant deposits	454	291
Total trade payables	43,570	47,167
Taxes payable	4,322	5,834
Other payables	18,741	29,445
Total other payables	23,063	35,279
Total trade and other payables	66,633	82,446
Non-current	25,787	20,332
Current	40,846	62,114
Total	66,633	82,446

(*) Mainly, corresponds to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

17.
Borrowings

The breakdown of the Group’s borrowings as of December 31, 2023 and June 30, 2023 was as follows:

	Book value		Fair value
	12.31.2023	06.30.2023	12.31.2023	06.30.2023
Non-convertible notes	275,062	199,638	269,605	201,039
Bank loans and others	4,523	5,322	4,523	5,322
Bank overdrafts	31,560	13,623	31,560	13,623
Other borrowings	3,765	3,555	3,765	3,555
Loans with non-controlling interests	1,444	940	1,444	940
Total borrowings	316,354	223,078	310,897	224,479
Non-current	202,927	139,136
Current	113,427	83,942
Total	316,354	223,078

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	12.31.2023	06.30.2023
Beginning of the period / year	13,975	2	13,977	1,756
Additions (i)	1,724	-	1,724	15,864
Share of loss of associates	-	4	4	(33)
Recovery (i)	(41)	-	(41)	(463)
Used during the period / year	(209)	-	(209)	(138)
Inflation adjustment	4,811	-	4,811	(3,009)
End of the period / year	20,260	6	20,266	13,977
Non-current			18,678	12,233
Current			1,588	1,744
Total			20,266	13,977

(i) Additions and recovery of legal claims are included in "Other operating results, net".
(ii) Corresponds to investments in Puerto Retiro, a joint venture with negative equity.
(iii) Includes the provision for the IDBD demand.

IRSA Inversiones y Representaciones Sociedad Anónima

IDBD

As indicated in Note 1 to the Annual Consolidated Financial Statements as of June 30, 2023, the Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conduct an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million, plus interest and costs.

On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests. Throughout the year 2023 and up to the present date, the legal process has continued as usual, and the Company has responded to all requests made to it.

The company is currently discussing the validity of the claim regarding its liability and, subsidiarily, rebutting the substantive arguments raised by IDBD. However, based on the analysis conducted by the Company's lawyers to date, a provision related to this claim has been recorded in accordance with applicable accounting standards. As of the issuance date of these condensed interim financial statements, the legal process is still ongoing.

19.
Taxes

The details of the Group’s income tax, is as follows:
	12.31.2023	12.31.2022
Current income tax	(6,087)	41,682
Deferred income tax	(48,871)	37,056
Income tax	(54,958)	78,738

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the six-month periods ended December 31, 2023 and 2022:

	12.31.2023	12.31.2022
Profit for the period at tax rate applicable in the respective countries	(62,245)	(3,348)
Permanent differences:
Share of profit of associates and joint ventures	5,076	1,794
Provision of tax loss carry forwards	(446)	(32,589)
Inflation adjustment permanent difference	2,319	26,974
Difference between provision and tax return	3,123	35,226
Non-taxable profit, non-deductible expenses and others	4,792	57,485
Tax inflation adjustment	(7,577)	(6,804)
Income tax	(54,958)	78,738

IRSA Inversiones y Representaciones Sociedad Anónima

The gross movement in the deferred income tax account is as follows:

	12.31.2023	06.30.2023
Beginning of period / year	(340,654)	(438,911)
Deferred income tax charge	(48,871)	98,257
End of period / year	(389,525)	(340,654)
Deferred income tax assets	3,590	1,777
Deferred income tax liabilities	(393,115)	(342,431)
Deferred income tax liabilities, net	(389,525)	(340,654)

20.
Revenues

	12.31.2023	12.31.2022
Base rent	28,588	25,188
Contingent rent	23,770	22,194
Admission rights	4,623	3,847
Parking fees	2,622	2,020
Commissions	750	994
Property management fees	474	472
Others	519	457
Averaging of scheduled rent escalation	(158)	241
Rentals and services income	61,188	55,413
Revenue from hotels operation and tourism services	18,862	15,478
Sale of trading properties	3,796	6,267
Total revenues from sales, rentals and services	83,846	77,158
Expenses and collective promotion fund	17,611	19,035
Total revenues from expenses and collective promotion funds	17,611	19,035
Total Group’s revenues	101,457	96,193

21.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	12.31.2023	12.31.2022
Cost of sale of goods and services	3,202	-	-	3,202	2,130
Salaries, social security costs and other personnel expenses	10,903	5,675	754	17,332	16,270
Depreciation and amortization	1,329	394	78	1,801	2,162
Fees and payments for services	678	2,080	984	3,742	2,790
Maintenance, security, cleaning, repairs and others	9,048	929	15	9,992	9,763
Advertising and other selling expenses	4,802	24	620	5,446	7,039
Taxes, rates and contributions	1,733	590	3,186	5,509	4,830
Director´s fees (Note 25) (i)	-	(3,605)	-	(3,605)	2,430
Leases and service charges	310	107	8	425	592
Allowance for doubtful accounts, net	-	-	51	51	(9)
Other expenses	751	627	29	1,407	959
Total as of December 31, 2023	32,756	6,821	5,725	45,302	-
Total as of December 31, 2022	32,632	12,294	4,030	-	48,956

(i) On 5 October 2023, fees to the Board of Directors were approved at the General Ordinary and Extraordinary Shareholders' Meeting for ARS 9,050. The Board of Directors of the Company had proposed Director´s fees for ARS 13,500 and accordingly made provision for such amount in the Annual Consolidated Financial Statements as of June 30, 2023, issued on September 5, 2023, and submitted to the CNV. During the current period, with the final approval of said fee, the Company proceeded to recover the excess in the provision, with a balancing entry in the line that gave rise to it. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

IRSA Inversiones y Representaciones Sociedad Anónima

22.
Costs

	12.31.2023	12.31.2022
Inventories at the beginning of the period	13,454	14,966
Purchases and expenses	32,872	33,227
Currency translation adjustment	2,378	(134)
Disposals	(1,575)	(962)
Inventories at the end of the period	(14,373)	(14,465)
Total costs	32,756	32,632

The following table presents the composition of the Group’s inventories as of December 31, 2023 and June 30, 2023:

	12.31.2023	06.30.2023
Real estate	13,786	12,770
Others	587	684
Total inventories at the end of the period (*)	14,373	13,454

(*) Inventories include trading properties and inventories.

23.
Other operating results, net

	12.31.2023	12.31.2022
Realization of currency translation adjustment (*)	-	888
Donations	(188)	(187)
Loss from disposal of joint ventures	(865)	-
Lawsuits and other contingencies	(1,683)	(11,719)
Administration fees	95	120
Interest and allowances generated by operating assets	666	645
Loss from disposal of property, plant and equipment	(1)	-
Others	1,278	721
Total other operating results, net	(698)	(9,532)

(*) Corresponds to the liquidation of Condor, Real Estate Investment Group VII LP and Jiwin S.A.

24.
Financial results, net

	12.31.2023	12.31.2022
Finance income:
- Interest income	4,768	838
Total finance income	4,768	838
Finance costs:
- Interest expenses	(12,593)	(14,882)
- Other finance costs	(2,516)	(1,230)
Total finance costs	(15,109)	(16,112)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	57,001	2,656
- Exchange rate differences, net	(94,551)	5,798
- (Loss) / gain from repurchase of non-convertible notes	(101)	251
- (Loss) / gain from derivative financial instruments, net	(895)	71
- Other financial results	4,673	(850)
Total other financial results	(33,873)	7,926
- Inflation adjustment	32,560	26,831
Total financial results, net	(11,654)	19,483

IRSA Inversiones y Representaciones Sociedad Anónima

25.
Related party transactions

The following is a summary of the balances with related parties as of December 31, 2023 and June 30, 2023:

Item	12.31.2023	06.30.2023
Trade and other receivables	21,823	16,138
Investments in financial assets	4,305	3,558
Borrowings	(1,162)	(637)
Trade and other payables	(14,330)	(27,317)
Total	10,636	(8,258)

Related party	12.31.2023	06.30.2023	Description of transaction	Item
New Lipstick LLC	196	128	Reimbursement of expenses receivable	Trade and other receivable
Comparaencasa Ltd.	1,757	1,155	Other investments	Investments in financial assets
	170	-	Loans granted	Trade and other receivable
Galerias Pacifico	2,863	3,245	Others	Trade and other receivable
La Rural S.A.	1,483	1,645	Loans granted	Trade and other receivable
	(17)	(283)	Others	Trade and other payables
	22	4	Others	Trade and other receivable
Other associates and joint ventures	-	2	Reimbursement of expenses receivable	Trade and other receivable
	(463)	(178)	Loans obtained	Borrowings
	35	24	Leases and/or rights of use receivable	Trade and other receivable
	-	93	Irrevocable contributions pending subscription	Trade and other receivable
	21	56	Management Fee	Trade and other receivable
	(423)	(277)	Non-convertible notes	Borrowings
	(52)	(145)	Others	Trade and other payables
	16	37	Others	Trade and other receivable
	1	2	Share based payments	Trade and other payables
	10	-	Loans granted	Trade and other receivable
Total associates and joint ventures	5,619	5,508
Cresud	740	-	Reimbursement of expenses receivable	Trade and other receivable
	(476)	(1,620)	Corporate services receivable	Trade and other payables
	744	882	Non-convertible notes	Investments in financial assets
	(354)	(521)	Others	Trade and other payables
	(3)	(6)	Share based payments	Trade and other payables
Total parent company	651	(1,265)
Futuros y Opciones S.A.	-	2	Others	Trade and other receivable
Helmir S.A.	(276)	(182)	Non-convertible notes	Borrowings
Total subsidiaries of parent company	(276)	(180)
Directors	(3,154)	(24,465)	Fees for services received	Trade and other payables
Rundel Global LTD	1,804	1,521	Other investments	Investments in financial assets
Yad Levim LTD	15,261	9,794	Loans granted	Trade and other receivable
Others (1)	(21)	(19)	Leases and/or rights of use receivable	Trade and other payables
	998	1,056	Others	Trade and other receivable
	(10,254)	(260)	Others	Trade and other payables
	8	52	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	4,642	(12,321)
Total at the end of the period / year	10,636	(8,258)

(1) Includes CAMSA, Estudio Zang, Bergel & Viñes, Fundación Puerta 18, Sociedad Rural Argentina, CAM Communication LP, Sutton and Fundación Museo de los Niños.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the six-month periods ended December 31, 2023 and 2022:

Related party	12.31.2023	12.31.2022	Description of transaction
Condor	-	6	Financial operations
BHN Vida S.A	(115)	(6)	Leases and/or rights of use
BHN Seguros Generales S.A.	(39)	-	Leases and/or rights of use
Comparaencasa Ltd.	1,027	22	Financial operations
Otras asociadas y negocios conjuntos	(82)	131	Financial operations
	20	(56)	Leases and/or rights of use
	78	100	Corporate services
Total associates and joint ventures	889	197
Cresud	22	109	Leases and/or rights of use
	(2,868)	(2,054)	Corporate services
	106	2,924	Financial operations
Total parent company	(2,740)	979
Helmir	(167)	(16)	Financial operations
Total subsidiaries of parent company	(167)	(16)
Directors (1)	3,605	(2,429)	Fees and remunerations
Senior Management	(213)	(61)	Fees and remunerations
Rundel Global LTD	1,683	-	Financial operations
Yad Leviim LTD	242	224	Financial operations
Others (2)	16	19	Corporate services
	(33)	9	Leases and/or rights of use
	1,305	184	Financial operations
	(113)	(156)	Donations
	(305)	(69)	Fees and remuneration
	(165)	(109)	Legal services
Total others	6,022	(2,388)
Total at the end of the period	4,004	(1,228)

(1) See Note 21 these Financial Statements.
(2) Includes CAMSA, Fundación Puerta 18, Galerías Pacífico, Estudio Zang, Austral Gold, Bergel y Viñes, Fundación Museo de los Niños, Sociedad Rural Argentina, Sutton, Espacio Digital S.A. and Casposo Argentina Ltd.

The following is a summary of the transactions with related parties for the six-month periods ended December 31, 2023 and 2022:

Related party	12.31.2023	12.31.2022	Description of the operation
GCDI S.A.	(22)	-	Sale of shares
Quality Invest S.A.	(14,440)	-	Sale of shares
Total sale of shares	(14,462)	-
Condor	-	215	Dividends received
Nuevo Puerto Santa Fe	245	445	Dividends received
Total dividends received	245	660

IRSA Inversiones y Representaciones Sociedad Anónima

26.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Investment in associates	Note 7 Investments in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E - Provisions and allowances	Note 14 Trade and other receivables and Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22 Costs
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Peso exchange rate (3)	12.31.2023	06.30.2023
Assets
Trade and other receivables
US Dollar	27.62	805.45	22,243	13,551
Euros	0.08	889.38	71	48
Receivables with related parties:
US Dollar	19.47	808.45	15,743	10,776
Total trade and other receivables			38,057	24,375
Investments in financial assets
US Dollar	82.57	805.45	66,508	37,849
Pounds	0.63	1,026.63	647	490
New Israel Shekel	4.35	223.54	973	721
Investments with related parties:
US Dollar	5.05	808.45	4,079	3,112
Total investments in financial assets			72,207	42,172
Cash and cash equivalents
US Dollar	12.29	805.45	9,895	9,009
Uruguayan pesos	0.05	20.77	1	-
Pounds	-	1,026.63	2	-
Euros	-	889.38	4	4
New Israel Shekel	0.50	223.54	112	54
Total cash and cash equivalents			10,014	9,067
Total Assets			120,278	75,614

Liabilities
Trade and other payables
US Dollar	14.13	808.45	11,424	8,668
Uruguayan pesos	1.06	20.77	22	19
Payables to related parties:
US Dollar	12.53	808.45	10,126	25
Total Trade and other payables			21,572	8,712
Borrowings
US Dollar	319.76	808.45	258,506	179,360
Borrowings with related parties
US Dollar	1.41	808.45	1,142	601
Total Borrowings			259,648	179,961
Derivative financial instruments
US Dollar	0.01	808.45	11	12
Total derivative financial instruments			11	12
Lease liabilities
US Dollar	11.69	808.45	9,452	6,014
Total lease liabilities			9,452	6,014
Provisions
New Israel Shekel	81.63	223.54	18,249	11,441
Total Provisions			18,249	11,441
Total Liabilities			308,932	206,140

(1) Considering foreign currencies as those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Stated in millions of each foreign currency.
(3) Exchange rates as of December 31, 2023 according to Banco de la Nación Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

28.
Other relevant events of the period

Shares Buyback Program – New program

On June 15, 2023, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 5,000 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 8 per GDS and ARS 425 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

The Company reported that on September 5, 2023, the Company's Board of Directors resolved to modify the acquisition price of its own shares, establishing a maximum value of USD 9 per GDS and up to a maximum value in pesos of ARS 720 per share, maintaining the remaining terms and conditions duly communicated.

On November 6, 2023, the Board of Directors resolved to extend the term of the shares repurchase program for an additional period of 180 days from the expiration of the term of the current share buyback program for the acquisition of own shares approved on June 15, 2023, which expired on December 13, 2023, with the remaining terms and conditions duly communicated.

On November 29, 2023, the Board of Directors resolved to modify the acquisition price of its own shares, establishing a maximum value of USD 11.00 per GDS and up to a maximum value in pesos of ARS 1,320 per share, maintaining the remaining terms and conditions duly communicated.

Since the beginning of the program approved on June 15, 2023 and until the closing date of these condensed consolidated interim financial statements, the Company acquired 7,839,874 common shares (nominal value ARS 10 per share) for a total of ARS 4,997 million, 99.95% of the program approved on June 15, 2023. The amounts are expressed in the currency at the time of acquisition.

Change in the total amount of shares and its nominal value

On September 13, 2023, the Company announced that having obtained the authorizations from the CNV and the Buenos Aires Stock Exchange as resolved at the Shareholders' Meeting held on April 27, 2023, in relation to:

(i)
an increase in the capital stock in the amount of ARS 6,552.4 million, through the partial capitalization of the Issue Premium account, resulting in the issuance of 6,552,405,000 common shares, with a par value of ARS 1 (one peso) and with the right to one vote per share; and
(ii)
changing the nominal value of the ordinary shares from ARS 1 to ARS 10 each and entitled to one (1) vote per share.

Having obtained the authorizations from the Comisión Nacional de Valores (the Argentine National Securities Commission) and from the Buenos Aires Stock Exchange, the Company informs all shareholders who have such quality as of September 19, 2023, according to the registry maintained by Caja de Valores S.A., that from September 20, 2023, the shares distribution and the change in nominal value was made simultaneously and the entry of the change of 811,137,457 book-entry common shares, with a nominal value of ARS 1 each and one vote per share, for the amount of 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share, consequently, a reverse split of the Company’s shares shall be carried out, where every 1 (one) old share with nominal value of ARS 1 shall be exchanged for 0.907804514 new shares with nominal value ARS 10. The new shares distributed due to the described capitalization have economic rights under equal conditions with those that are currently in circulation.

IRSA Inversiones y Representaciones Sociedad Anónima

Regarding the shareholders who, because of the entry in the Scriptural Registry, have fractions of common shares with a nominal value of ARS 10 and one vote per share, they were settled in cash in accordance with the listing regulations of Bolsas y Mercados Argentinos. Regarding the shareholders who, due to the exchange of shares did not reach at least one share with a nominal value of ARS 10, the necessary amount was assigned to them until the nominal value of ARS 10 is completed.

The Company share capital after the indicated operations will amount to ARS 7,364 million represented by 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share.

    Likewise, the Buenos Aires Stock Exchange has been requested to change the modality of the negotiation of the shares representing the share capital. Specifically, the negotiation price will be registered per share instead of being negotiated by Argentine peso (ARS) of nominal value, given that the change in nominal value, and the issuance of shares resulting from the capitalization, would produce a substantial downward effect on the share price.

This capitalization and change in the nominal value of the shares do not modify the economic values of the holdings or the percentage of participation in the share capital.

Warrants – Modification on Ratio and Price -

On September 14, 2023, we reported that as a result of (i) an increase in the capital stock through the partial capitalization of the Issue Premium account; and (ii) an amendment to section seven of its bylaws, changing the nominal value of the ordinary shares from one peso (ARS 1) to ten pesos (ARS 10) each and entitled to one (1) vote per share, which was informed in September 13, 2023, where the outstanding shares will change from 811,137,457 common shares, with a nominal value of ARS 1 each and one vote per share, to the amount of 736,354,245 common shares with a nominal value of ARS 10 each and one vote per share, as it was approved by the shareholders meeting held on April 27, 2023. The terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows:

Amount of shares to be issued per warrant:

● Ratio previous to the adjustment: 1.1719 (Nominal Value ARS 1);

 ● Ratio after the adjustment (current): 1.0639 (Nominal Value ARS 10).

 Warrant exercise price per new share to be issued:

 ● Price previous to the adjustment: USD 0.3689 (Nominal Value ARS 1);

 ● Price after the adjustment (current): USD 0.4063 (Nominal Value ARS 10).

 The other terms and conditions of the warrants remain the same.

General Ordinary and Extraordinary Shareholders’ Meeting

On October 5, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting was held where it was resolved to allocate the results of the year as follows: (I) ARS 2,867.5 million to the integration of the Legal Reserve, (ARS 3,428.9 million in homogeneous currency of the date of the Shareholders' meeting) and, (II) the remainder for the sum of ARS 54,483.3 million (ARS 65,148.9 million in homogeneous currency of the date of the Shareholders' meeting), to the distribution of a dividend to Shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 64,000 million. Taking into consideration that the restated results were sufficient to cover the payment of the proposed dividends, it was approved to allocate the balance of the restated results for the year (ARS 1,148.9 million) to the integration of the Reserve for the distribution of future dividends. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

IRSA Inversiones y Representaciones Sociedad Anónima

Likewise, it was approved to distribute 13,928,410 own shares in the portfolio of nominal value ARS 1 to the Shareholders in proportion to their shareholdings. Due to the aforementioned change in nominal value, each share of nominal value ARS1 corresponds to 0.90780451408 shares of nominal value ARS10, therefore, said amount updated by the aforementioned liquidation corresponds to the amount of 12,644,273 shares of nominal value ARS 10.

On October 20, 2023, IRSA reported that it had made the payment of the dividend approved at the meeting held on October 5, 2023 in Argentina.

The cash dividend and treasury shares distribution among GDS holders have been delayed due to the exchange and securities restrictions in force in Argentina. On October 20, 2023, the Company deposited the amount corresponding to the cash dividend in the mutual fund called “Super Ahorro $” managed by Santander Asset Management Gerente de Fondos Comunes de Inversión S.A., to preserve the value of the dividend in Argentine pesos. On December 12, 2023, the Company transferred the funds to the Depositary Bank of New York, fulfilling its obligation to pay dividends and leaving in the hands of the Depositary the completion of the process with the distribution to the holders.

After the end of the period, on January 19, 2024, once the corresponding administrative processes had been completed, the Depositary paid the cash dividend, for a net amount per GDS of USD 0.955110, including the yield of the “Super Ahorro $” fund. Likewise, on January 29, 2024, the distribution of treasury shares was carried out among GDS holders.

The aforementioned corresponds to the payment of dividends to foreign holders, the dividends to local shareholders were canceled on October 12, 2023.

Change in Warrants terms and conditions

Because of the payment of cash dividends and the pro-rata distribution of treasury shares among its shareholders, made by the Company on October 12, 2023, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.0639. Post-dividend ratio: 1.2272 (nominal value ARS 10).
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.4063. Post-dividend price: USD 0.3522 (nominal value ARS 10).

The other terms and conditions of the warrants remain the same.

Warrants exercise

During the six-month period ended December 31, 2023, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 168,662 were received, from the conversion of 390,263 common share warrants.

Extension of the concession contract of La Rural S.A.

On December 11, 2023 in the Autonomous City of Buenos Aires (CABA), Ogden S.A., a company controlled by the Group, together with Sociedad Rural Argentina (“SRA”) and La Rural de Palermo S.A. entered into a Joint Venture and Shareholders Agreement through which the extension of the exploitation term of the Property located at 4431 Juncal Street, CABA (of which La Rural S.A. is the usufructuary) was extended until December 31, 2037 with the option of extension until December 31, 2041.

The aforementioned agreement is the extension of the Usufruct Contract for the “Predio Ferial de Palermo” (“CUP99/04”), signed in 1999 and modified in 2004, and the Joint Venture Agreement AJV/13 signed between the parties on September 25, 2013.

IRSA Inversiones y Representaciones Sociedad Anónima

For the extension of the usufruct term under La Rural S.A., Ogden S.A. will pay the SRA the sum of twelve million US dollars (USD 12,000,000) for all purposes.

The validity of the aforementioned agreement was subject to the approval of the Shareholders’ Meeting of the SRA, approval which took place on February 1, 2024.

29.
Subsequent events

Series XII Notes Redemption

On December 28, 2023, IRSA notified the holders of Series XII Notes of the early redemption of all of them for a principal amount of UVA 53,784,674, which were outstanding and in circulation with maturity on March 31, 2024, in accordance with the terms and conditions detailed in the Offering Memorandum dated March 26, 2021. The redemption and payment were carried out on January 5, 2024. The redemption price was 100% of the face value of the Series XII Notes, plus accrued and unpaid interest, as of the date set for redemption.

Shares Buyback Program

On January 4, 2024, the Company reported that the Share Buyback Program approved by the Board of Directors on June 15, 2023, for up to the sum of ARS 5.000 million, with a validity period set at 180 days, extended for an additional period of 180 days from the initial expiration date on December 13, 2023, ended on December 20, 2023, as the amount duly approved for the acquisition of own shares had been fully utilized, with 99.95% of the program completed.

On January 5, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 6,500 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 10 per GDS and ARS 1,200 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Carlos Della Paolera 261 - 9th floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52532274-9

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”), which comprise the unaudited condensed interim consolidated statement of financial position as of December 31, 2023, the unaudited condensed interim consolidated statements of income and other comprehensive income for the six month period and three month period ended December 31, 2023, of changes in shareholders’ equity and of cash flows for the six month period then ended, and selected explanatory notes.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with IRSA Inversiones y Representaciones Sociedad Anónima, that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of December 2023;

c)
we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

d)
as of December 31, 2023 the debt of IRSA Inversiones y Representaciones Sociedad Anónima accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 698,417,548, which was not due at that date.

Autonomous City of Buenos Aires, February 5, 2024.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
Carlos Brondo Public Accountant	Noemí I. Cohn Public Accountant

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2023 and for the six and three-month periods ended as of that date, presented comparatively.

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statement of Financial Position
as of December 31, 2023 and June 30, 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2023	06.30.2023
ASSETS
Non-current assets
Investment properties	7	971,878	897,959
Property, plant and equipment	8	2,680	2,710
Trading properties	9	6,069	6,024
Intangible assets	10	30,141	15,006
Right of use assets	11	1,152	797
Investments in subsidiaries, associates and joint ventures	6	379,266	325,554
Trade and other receivables	13	33,335	21,965
Total non-current assets		1,424,521	1,270,015
Current assets
Trading properties	9	-	44
Inventories		195	233
Income tax credit		231	1,394
Trade and other receivables	13	31,807	27,665
Investments in financial assets	12	64,508	48,440
Cash and cash equivalents	12	3,927	7,106
Total current assets		100,668	84,882
TOTAL ASSETS		1,525,189	1,354,897
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statements)		789,632	749,417
TOTAL SHAREHOLDERS’ EQUITY		789,632	749,417
LIABILITIES
Non-current liabilities
Trade and other payables	15	12,434	13,916
Borrowings	16	208,638	145,711
Deferred income tax liabilities	17	308,584	272,769
Provisions	18	2,582	891
Lease liabilities		1,552	686
Total non-current liabilities		533,790	433,973
Current liabilities
Trade and other payables	15	26,088	50,346
Salaries and social security liabilities		1,575	3,285
Borrowings	16	172,756	116,460
Provisions	18	1,050	1,298
Lease liabilities		298	118
Total current liabilities		201,767	171,507
TOTAL LIABILITIES		735,557	605,480
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		1,525,189	1,354,897

            The accompanying notes are an integral part of these Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income
for the six and three-month periods ended December 31, 2023 and 2022
 (All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Revenues	19	63,010	59,385	33,183	31,819
Costs	20	(17,907)	(20,305)	(9,179)	(10,571)
Gross profit		45,103	39,080	24,004	21,248
Net gain / (loss) from fair value adjustment of investment properties	7	104,546	(70,078)	(8,836)	(52,121)
General and administrative expenses	20	(2,526)	(8,681)	(5,152)	(4,719)
Selling expenses	20	(3,948)	(2,431)	(2,383)	(1,408)
Other operating results, net	21	(819)	863	23	862
Profit / (loss) from operations		142,356	(41,247)	7,656	(36,138)
Share of profit / (loss) of subsidiaries, associates and joint ventures	6	76,913	(6,074)	47,569	(5,859)
Profit / (loss) before financial results and income tax		219,269	(47,321)	55,225	(41,997)
Finance income	22	3,687	151	3,524	56
Finance costs	22	(12,876)	(13,537)	(6,934)	(6,874)
Other financial results	22	(59,146)	4,865	(57,742)	1,591
Inflation adjustment	22	26,400	26,531	18,444	11,840
Financial results, net		(41,935)	18,010	(42,708)	6,613
Profit / (loss) before income tax		177,334	(29,311)	12,517	(35,384)
Income tax	17	(35,815)	76,303	10,906	78,130
Profit for the period		141,519	46,992	23,423	42,746

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results of subsidiaries, associates and joint ventures		(4,908)	(1,782)	(4,409)	(885)
Total other comprehensive loss for the period (i)		(4,908)	(1,782)	(4,409)	(885)
Total comprehensive income for the period		136,611	45,210	19,014	41,861

Profit per share for the period (ii)
Basic		189.45	62.66	31.36	56.99
Diluted		189.70	63.93	31.40	58.16

(i) Components of other comprehensive loss have no impact on income tax.
(ii) See Note 28 to the Annual Consolidated Financial Statements as of June 30, 2023.

The accompanying notes are an integral part of these Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statement of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Shares to issue (iii)	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special Reserve Resolution CNV 609/12	Other reserves (iv)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2023	799	6,553	12	178,219	12,949	264,576	1,037	20,741	103,201	42,805	118,525	749,417
Profit for the period	-	-	-	-	-	-	-	-	-	-	141,519	141,519
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(4,908)	-	(4,908)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	-	(4,908)	141,519	136,611
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	-	5,926	-	22,014	(27,940)	-
Repurchase of treasury shares (ii)	(168)	-	168	-	-	-	-	-	-	(5,879)	-	(5,879)
Exercise of warrants (ii)	4	-	-	-	(63)	135	-	-	-	-	-	76
Dividends distribution (ii)	-	-	-	-	-	-	-	-	-	-	(90,585)	(90,585)
Issuance of shares (iii)	6,640	(6,553)	(87)	-	-	-	(3,850)	-	-	3,850	-	-
Reserve for share-based payments	1	-	(1)	-	-	-	(52)	-	-	52	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	(8)	-	(8)
Balance as of December 31, 2023	7,276	-	92	178,219	12,886	264,711	(2,865)	26,667	103,201	57,926	141,519	789,632

(i) Includes ARS 13 of inflation adjustment of treasury shares. See Note 17 of Consolidated Financial Statements as of June 30, 2023.
(ii) See Note 28 to the Unaudited Condensed Interim Consolidated Financial Statements.
(iii) See Note 28 to the Unaudited Condensed Interim Consolidated Financial Statements.
(iv) Group’s other reserves for the period ended December 31, 2023 are comprised as follows:

	Cost of treasury shares	Reserve for future dividends	Reserve for currency translation adjustment	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2023	(6,870)	18,568	390	64,295	(33,578)	42,805
Other comprehensive loss for the period	-	-	(4,908)	-	-	(4,908)
Total comprehensive loss for the period	-	-	(4,908)	-	-	(4,908)
Assignment of results according to Shareholders´ Meeting	-	22,014	-	-	-	22,014
Repurchase of treasury shares	(5,879)	-	-	-	-	(5,879)
Issuance of shares	3,850	-	-	-	-	3,850
Reserve for share-based payments	54	-	-	-	(2)	52
Changes in non-controlling interest	-	-	-	-	(8)	(8)
Balance as of December 31, 2023	(8,845)	40,582	(4,518)	64,295	(33,588)	57,926

(i) Includes revaluation surplus

There are no cumulative unpaid dividends on preferred shares.
The accompanying notes are an integral part of these Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statement of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2022
(All amounts in millions of Argentine pesos, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special Reserve Resolution CNV 609/12	Other reserves (ii)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2022	805	6	155,578	12,990	293,670	1,084	13,888	103,201	(9,516)	137,063	708,769
Profit for the period	-	-	-	-	-	-	-	-	-	46,992	46,992
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(1,782)	-	(1,782)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	(1,782)	46,992	45,210
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	6,853	-	114,359	(121,212)	-
Repurchase of treasury shares	(5)	5	-	-	-	-	-	-	(2,512)	-	(2,512)
Exercise of warrants	-	-	-	(2)	9	-	-	-	-	-	7
Dividends distribution	-	-	-	-	-	-	-	-	-	(19,336)	(19,336)
Reserve for share-based payments	-	-	-	-	-	(9)	-	-	9	-	-
Other changes in equity	-	-	-	-	-	-	-	-	(1,350)	-	(1,350)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(50)	-	(50)
Balance as of December 31, 2022	800	11	155,578	12,988	293,679	1,075	20,741	103,201	99,158	43,507	730,738

(i) Includes ARS 8 of inflation adjustment of treasury shares. See Note 17 of Consolidated Financial Statements as of June 30, 2023.
(ii) Group’s other reserves for the period ended December 31, 2022 are comprised as follows:

	Cost of treasury shares	Reserve for future dividends	Reserve for currency translation adjustment	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2022	(3,313)	18,568	2,246	5,963	(32,980)	(9,516)
Other comprehensive loss for the period	-	-	(1,237)	-	(545)	(1,782)
Total comprehensive loss for the period	-	-	(1,237)	-	(545)	(1,782)
Assignment of results according to Shareholders´ Meeting	-	-	-	114,359	-	114,359
Repurchase of treasury shares	(2,512)	-	-	-	-	(2,512)
Reserve for share-based payments	13	-	-	-	(4)	9
Other changes in equity	-	-	(1,350)	-	-	(1,350)
Changes in non-controlling interest	-	-	-	-	(50)	(50)
Balance as of December 31, 2022	(5,812)	18,568	(341)	120,322	(33,579)	99,158

(i) Includes revaluation surplus.

There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statement of Cash Flows
for the six-month periods ended December 31, 2023 and 2022
(All amounts in millions of Argentine pesos, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2023	12.31.2022
Operating activities:
Net cash generated from operations before income tax paid	14	22,776	25,839
Income tax paid		(311)	(56)
Net cash flow generated from operating activities		22,465	25,783
Investing activities:
Capital contributions to subsidiaries, associates and joint ventures	6	-	(258)
Acquisition of investment properties	7	(2,876)	(3,288)
Acquisition of property, plant and equipment	8	(275)	(156)
Acquisition of intangible assets	10	(71)	(3)
Increase of investments in financial assets		(74,064)	(20,871)
Proceeds from sale of investment properties		25,639	6,627
Proceeds from sale of property, plant and equipment		2	28
Proceeds from sales of interest held in associates and joint ventures		13,015	-
Derivative financial instruments, net		-	(6)
Increase of loans granted to related parties		(362)	(399)
Proceeds from sale of investments in financial assets		96,885	26,700
Capital contributions to subsidiaries, associates and joint ventures pending subscription		-	(3)
Proceeds from loans granted to related parties		1	3
Interest collected		21	268
Dividends received		1,921	3,198
Net cash flow generated from investing activities		59,836	11,840
Financing activities:
Obtaining / (Payment) of short-term loans, net		27,922	(10,236)
Interests paid		(17,962)	(15,144)
Borrowings obtained from subsidiaries, associates and joint ventures		3,922	2,214
Payment of borrowings from subsidiaries, associates and joint ventures		-	(69)
Payment of lease liabilities		(122)	(6)
Repurchase of treasury shares		(5,879)	(2,512)
Exercise of warrants		76	7
Payment of borrowings and non-convertible notes		(11,371)	(40,552)
Borrowings, issuance and new placement of non-convertible notes		4,180	-
Dividends paid		(87,850)	(12,942)
Net cash flow used in financing activities		(87,084)	(79,240)
Net decrease in cash and cash equivalents, net		(4,783)	(41,617)
Cash and cash equivalents at the beginning of the period		7,106	46,724
Foreign exchange gain in cash and changes in fair value of cash equivalents		2,129	97
Result from exposure to inflation on cash and cash equivalents		(525)	(330)
Cash and cash equivalents at the end of the period	12	3,927	4,874

          The accompanying notes are an integral part of these Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima
 Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine pesos, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.
General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) was founded in 1943, it is primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Carlos Della Paolera 261, 9th. Floor, Buenos Aires, Argentina.

The Company owns, manages and develops a portfolio of office and other rental properties in Buenos Aires. Directly and indirectly, it also participates in the operation of shopping malls. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops branded hotels across Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 5, 2024.

Economic context in which the Company operated

See Note 1 to the Unaudited Condensed Interim Consolidated Financial Statements.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

See Note 2.1. to the Unaudited Condensed Interim Consolidated Financial Statements.

2.2. Significant accounting policies

The accounting policies applied in the presentation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the Annual Separate Financial Statements, as described in Note 2 to those Annual Financial Statements.

2.3.
Comparability of information

The amounts as of June 30, 2023 and December 31, 2022, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29 (note 2.1). Certain items from prior periods have been reclassified for consistency purposes.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements. In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same that the Company used in the preparation of the Annual Separate Financial Statements for the fiscal year ended June 30, 2023, described in Note 3 to those financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Acquisitions and disposals

See description of acquisitions and disposals made by the Company and/or its subsidiaries for the six-month period ended December 31, 2023 in Note 4 to the interim condensed consolidated financial statements.

5.
Financial risk management and fair value estimates

These Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2023. There has been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year. See notes to the Unaudited Condensed Interim Consolidated Financial Statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company’s financial instruments.

6.
Investments in subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include Tyrus S.A., Panamerican Mall S.A., Arcos del Gourmet S.A. and Torodur S.A.. The main associates include Banco Hipotecario S.A. The main joint ventures include Cyrsa S.A. and Nuevo Puerto Santa Fe S.A.

Detailed below is the evolution of investments in subsidiaries, associates and joint ventures of the Company, for the six-month period ended December 31, 2023 and for the year ended June 30, 2023:

	12.31.2023	06.30.2023
Beginning of period / year	325,144	354,416
Share of profit / (loss)	76,913	(9,858)
Other comprehensive loss	(4,908)	(2,704)
Capital contributions (Note 23)	28	599
Sale / acquisition of interest (i)	(14,462)	168
Dividends (Note 23)	(5,721)	(7,490)
Decrease in participation (ii)	-	(10,233)
Other changes in subsidiaries’ equity	-	300
Changes in non-controlling interest	(8)	(54)
End of the period / year (iii)	376,986	325,144

(i)
Corresponds to the sale of interest in Quality Invest S.A and GCDI (Ex TGLT S.A.) as of December 31, 2023.
(ii)
Corresponds to the Efanur´s liquidation.
(iii)
Includes ARS (2,280) as of December 31, 2023 and ARS (410) as of June 30, 2023 reflecting interests in companies with negative equity, which were disclosed in “provisions”.

IRSA Inversiones y Representaciones Sociedad Anónima

Name of the entity	% ownership interest		Company's interest in equity		Company’s interest in comprehensive income / (loss)
	12.31.2023	06.30.2023	12.31.2023	06.30.2023	12.31.2023	12.31.2022
Subsidiaries
Tyrus S.A.	100.00%	100.00%	26,200	17,866	8,358	(8,169)
Efanur S.A. (*)	-	-	-	-	-	(437)
Ritelco S.A.	100.00%	100.00%	9,834	7,785	2,033	662
Inversora Bolívar S.A.	96.57%	96.57%	9,800	7,738	2,062	662
ECLASA	98.93%	98.93%	14,602	11,178	3,883	519
Palermo Invest S.A.	97.34%	97.34%	11,589	9,437	2,151	650
Nuevas Fronteras S.A.	76.34%	76.34%	4,523	3,484	1,039	345
Llao Llao Resorts S.A.	50.00%	50.00%	5,178	3,237	1,940	16
Hoteles Argentinos S.A.U.	100.00%	100.00%	2,357	2,058	299	19
Liveck S.A.	9.30%	9.30%	1,147	798	321	109
Panamerican Mall S.A.	80.00%	80.00%	152,552	141,576	11,589	(6,401)
Torodur S.A.	100.00%	100.00%	69,839	44,999	24,840	414
Arcos del Gourmet S.A.	90.00%	90.00%	25,682	17,848	7,835	1,844
Shopping Neuquén S.A.	99.95%	99.95%	19,960	16,452	3,508	594
Centro de Entretenimientos La Plata S.A. (5) (6)	95.40%	95.40%	4,491	4,116	375	(231)
We Are Appa S.A. (4)	98.67%	98.67%	(2,106)	(409)	(1,698)	(687)
Entertainment Holdings S.A.	70.00%	70.00%	1,324	1,621	(297)	1,069
Emprendimiento Recoleta S.A. (3)	53.68%	53.68%	425	269	157	(2)
Entretenimiento Universal S.A. (4)	3.75%	3.75%	(7)	(1)	(6)	3
Fibesa S.A.U. (4)	100.00%	100.00%	(167)	197	1,725	875
IRSA - Galerías Pacífico S.A. - U.T. (9)	50.00%	50.00%	-	2,810	(494)	1,699
Associates
Banco Hipotecario S.A. (1) (2)	4.93%	4.93%	10,027	7,913	2,114	641
Banco de Crédito y Securitización S.A. (2)	37.72%	37.72%	3,383	2,907	475	(114)
GCDI S.A. (Ex TGLT S.A.) (7)	27.94%	27.82%	2,772	3,958	(1,165)	(44)
Joint ventures
Cyrsa S.A. (3)	50.00%	50.00%	443	308	136	(15)
Quality Invest S.A. (8)	-	50.00%	-	14,440	-	(1,524)
Nuevo Puerto Santa Fe S.A. (6)	50.00%	50.00%	3,138	2,559	825	192
Total subsidiaries, associates and joint ventures			376,986	325,144	72,005	(7,311)

IRSA Inversiones y Representaciones Sociedad Anónima

				Latest financial information issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Profit / (Loss) for the period	Shareholders’ equity
Subsidiaries
Tyrus S.A.	Uruguay	Investment	21,365,969,546	12,213	12,586	26,121
Ritelco S.A.	Uruguay	Investment	453,321,176	94	2,291	9,837
Inversora Bolívar S.A.	Argentina	Investment	1,726,178,768	1,788	2,135	10,148
ECLASA	Argentina	Investment	1,710,302,484	1,729	3,925	14,738
Palermo Invest S.A.	Argentina	Investment	1,327,155,303	1,363	2,210	10,490
Nuevas Fronteras S.A.	Argentina	Hotel	38,068,363	50	1,287	7,007
Llao Llao Resorts S.A.	Argentina	Hotel	73,580,206	147	3,881	10,356
Hoteles Argentinos S.A.U.	Argentina	Hotel	685,978,099	686	299	2,463
Liveck S.A.	Islas Vírgenes Británicas	Investment	56,604,500	903	319	9,799
Panamerican Mall S.A.	Argentina	Real estate	397,661,435	497	14,486	190,690
Torodur S.A.	Uruguay	Investment	581,675,948	1,884	24,845	69,788
Arcos del Gourmet S.A.	Argentina	Real estate	72,973,903	81	8,705	28,536
Shopping Neuquén S.A.	Argentina	Real estate	53,511,353	54	3,510	19,971
Centro de Entretenimientos La Plata S.A. (5) (6)	Argentina	Real estate	905,428	95	(443)	1,113
We Are Appa S.A. (4)	Argentina	Developer	510,946,719	518	(1,721)	(3,056)
Entertainment Holdings S.A.	Argentina	Investment	32,503,379	46	(579)	3,061
Emprendimiento Recoleta S.A. (3)	Argentina	Real estate	13,449,990	25	292	792
Entretenimiento Universal S.A. (4)	Argentina	Event organization and others	825	-	(154)	(191)
Fibesa S.A.U. (4)	Argentina	Real estate	(i)	2	894	1,314
IRSA - Galerías Pacífico S.A. - U.T. (9)	Argentina	Hotel	500,000	1	(988)	-
Associates
Banco Hipotecario S.A. (1) (2)	Argentina	Financial	73,939,835	1,500	42,877	203,407
Banco de Crédito y Securitización S.A. (2)	Argentina	Financial	33,125,751	88	1,260	8,968
GCDI S.A. (Ex TGLT S.A.) (7)	Argentina	Real estate	255,747,035	915	(1,637)	9,918
Joint ventures
Cyrsa S.A. (3)	Argentina	Real estate	8,748,269	17	270	887
Nuevo Puerto Santa Fe S.A. (6)	Argentina	Real estate	138,750	28	1,651	6,046

(1)
Considered significant. See Notes 7 and 8 to the Annual Consolidated Financial Statements as of June 30, 2023.
(2)
Information as of December 31, 2023 according to BCRA's standards. For the purpose of the valuation of the investments in the Company, figures as of December 31, 2023 have been considered, with the necessary IFRS adjustments, pending issuance at the date of these financial statements. Share market price of Banco Hipotecario S.A as of December 31, 2023 amounts to ARS 115. See Note 8 to the Annual Consolidated Financial Statements as of June 30, 2023.
(3)
As of December 31, 2023, is in liquidation.
(4)
Included in other liabilities
(5)
Include the necessary adjustments to get to the balances in accordance with the International Financial Reporting Standards.
(6)
Nominal value per share ARS 100.
(7)
See note 8 to the Annual Consolidated Financial Statements as of June 30, 2023.
(8)
Interest in Quality Invest S.A. was sold on August 31, 2023. See note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.
(9)
Company liquidated as of December 31, 2023.
(i)
Corresponds to 2,394,974 shares. Nominal value per share ARS 1 with 1 vote right.
(*) Company liquidated as of October 31, 2022.

IRSA Inversiones y Representaciones Sociedad Anónima

7.
Investment properties

Changes in the Company’s investment properties for the six-month period ended December 31, 2023 and for the year ended June 30, 2023 were as follows:

	12.31.2023		06.30.2023
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the period / year	608,853	289,106	713,235	289,575
Additions	1,130	2,101	5,711	5,035
Disposals / Transfers	(33,830)	(2)	(48,934)	1,822
Net (loss) / gain from fair value adjustment	(11,682)	116,228	(61,148)	(7,369)
Additions of capitalized leasing costs	-	37	16	75
Amortization of capitalized lease costs (i)	(11)	(52)	(27)	(32)
Fair value at the end of the period / year	564,460	407,418	608,853	289,106

(i) Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income and Other Comprehensive Income (Note 20).

The balance by type of investment property of the Company as of December 31, 2023 and June 30, 2023 is presented below:

	12.31.2023	06.30.2023
Offices and other rental properties	87,829	115,551
Land reserve	458,775	475,401
Shopping malls (i)	425,274	307,007
Total	971,878	897,959

(i) Includes parking spaces.

The following amounts have been recognized in the Statements of Comprehensive Income and Other Comprehensive Income:

	12.31.2023	12.31.2022
Revenues (Note 19)	62,914	58,310
Direct operating costs (Note 20)	(17,283)	(19,930)
Development costs (Note 20)	(378)	(216)
Net unrealized gain / (loss) from fair value adjustment on investment properties (ii)	87,216	(73,507)
Net realized gain from fair value adjustment on investment properties (i)	17,330	3,429

(i) As of December 31, 2023 corresponds (ARS 10,150) to the realized result from fair value adjustment for the period ((ARS 10,163) for the Ezpeleta land plot barter agreement, ARS 3,224 for the sale of floors of Tower “261 Della Paolera”, (ARS 3,206) for the sale of Maple Building and (ARS 5) for the sale of parking spaces in Libertador Building 498) and ARS 27,480 for realized result from fair value adjustment made in previous years (ARS 11,064 for the Ezpeleta land plot barter agreement, ARS 12,326 the sale of floors of Tower “261 Della Paolera”, ARS 3,977 for the sale of Maple Building and 113 for the sale of parking spaces in Libertador Building 498). As of December 31, 2022, ARS 193 corresponds to the result for changes in the fair value realized for the period ((ARS 34 for the sale of parking spaces in Libertador Building 498, ARS 227 for the sale of floors of Tower “261 Della Paolera”) and ARS 3,236 for the result of changes in fair value made in previous years (ARS 149 for the sale of parking spaces in Libertador Building 498, and ARS 3,087 for the sale of floors of Tower “261 Della Paolera”).

(ii) Includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. This was generated in accordance with what is described in the section named "valuation techniques" in Note 9 to the Annual Consolidated Financial Statements as of June 30, 2023.

Valuation techniques are described in Note 9 to the Annual Consolidated Financial Statements as of June 30, 2023. There were no changes to the valuation techniques.

IRSA Inversiones y Representaciones Sociedad Anónima

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the six-month period ended December 31, 2023 and for the year ended June 30, 2023 were as follows:

	12.31.2023						06.30.2023
	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total	Total
Costs	7,025	3,170	17,142	223	11	27,571	33,316
Accumulated depreciation	(5,769)	(2,594)	(16,275)	(223)	-	(24,861)	(24,030)
Net book amount at the beginning of the period / year	1,256	576	867	-	11	2,710	9,286
Additions	27	160	88	-	-	275	562
Disposals	-	-	(3)	-	-	(3)	(6,356)
Transfers	-	-	6	-	-	6	49
Depreciation (Note 20)	(71)	(52)	(185)	-	-	(308)	(831)
Balances at the end of the period / year	1,212	684	773	-	11	2,680	2,710
Costs	7,052	3,330	17,233	223	11	27,849	27,571
Accumulated depreciation	(5,840)	(2,646)	(16,460)	(223)	-	(25,169)	(24,861)
Net book amount at the end of the period / year	1,212	684	773	-	11	2,680	2,710

9.
Trading properties

Changes in the Company’s trading properties for the six-month period ended December 31, 2023 and for the year ended June 30, 2023 were as follows:

	12.31.2023			06.30.2023
	Completed properties	Undeveloped properties	Total	Total
Beginning of the period / year	1,230	4,838	6,068	6,278
Additions	-	24	24	358
Disposals	(23)	-	(23)	(549)
Transfers	-	-	-	(19)
End of the period / year	1,207	4,862	6,069	6,068
Non-current			6,069	6,024
Current			-	44
Total			6,069	6,068

10.
Intangible assets

Changes in Company’s intangible assets for the six-month period ended December 31, 2023 and for the year ended June 30, 2023 were as follows:

	12.31.2023			06.30.2023
	Computer software	Future units to be received from barters	Total	Total
Costs	5,497	14,868	20,365	18,408
Accumulated amortization	(5,359)	-	(5,359)	(4,900)
Net book amount at the beginning of the period / year	138	14,868	15,006	13,508
Additions	70	1	71	2,670
Disposals	-	(132)	(132)	(300)
Transfers	-	15,248	15,248	(413)
Amortization (Note 20)	(52)	-	(52)	(459)
Balances at the end of the period / year	156	29,985	30,141	15,006
Costs	5,567	29,985	35,552	20,365
Accumulated amortization	(5,411)	-	(5,411)	(5,359)
Net book amount at the end of the period / year	156	29,985	30,141	15,006

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Rights of use assets

Changes in Company’s right of use assets for the six-month period ended December 31, 2023 and for the year ended June 30, 2023 were as follows:

	12.31.2023	06.30.2023
Offices and shopping malls	1,152	797
Total right of use assets	1,152	797
Non-current	1,152	797
Total	1,152	797

The depreciation charge of the right of use assets is detailed below:

	12.31.2023	12.31.2022
Offices and shopping malls	115	1,382
Machinery and equipment	-	9
Total depreciation of right of use assets (Note 20)	115	1,391

IRSA Inversiones y Representaciones Sociedad Anónima

12.
Financial instruments by category

This note presents financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the Consolidated Financial Statements as of June 30, 2023.

Financial assets and financial liabilities as of December 31, 2023 and June 30, 2023 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
December 31, 2023
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	58,585	-	58,585	8,623	67,208
Investments in financial assets:
- Public companies’ securities	-	1,919	1,919	-	1,919
- Mutual funds	-	40,596	40,596	-	40,596
- Bonds	-	21,993	21,993	-	21,993
Cash and cash equivalents:
- Cash at bank and on hand	3,765	-	3,765	-	3,765
- Short- term investments	-	162	162	-	162
Total	62,350	64,670	127,020	8,623	135,643

	Financial liabilities at amortized cost	Non-financial liabilities	Total

December 31, 2023
Liabilities as per Statement of Financial Position
Trade and other payables (Note 15)	10,954	27,568	38,522
Borrowings (Note 16)	381,394	-	381,394
Total	392,348	27,568	419,916

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
June 30, 2023
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	43,767	-	43,767	8,013	51,780
Investments in financial assets:
- Public companies’ securities	-	1,249	1,249	-	1,249
- Mutual funds	-	35,265	35,265	-	35,265
- Bonds	-	11,926	11,926	-	11,926
Cash and cash equivalents:
- Cash at bank and on hand	2,851	-	2,851	-	2,851
- Short-term investments	-	4,255	4,255	-	4,255
Total	46,618	52,695	99,313	8,013	107,326

	Financial liabilities at amortized cost	Non-financial liabilities	Total

June 30, 2023
Liabilities as per Statement of Financial Position
Trade and other payables (Note 15)	33,781	30,481	64,262
Borrowings (Note 16)	262,171	-	262,171
Total	295,952	30,481	326,433

As of December 31, 2023, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

13.
Trade and other receivables

Company’s trade and other receivables, as of December 31, 2023 and June 30, 2023 are comprised as follows:

	12.31.2023	06.30.2023
Sales, leases and services receivables	21,310	20,494
Less: Allowance for doubtful accounts	(2,066)	(2,150)
Total trade receivables	19,244	18,344
Borrowings granted, deposits and others	35,860	23,124
Advanced payments	4,789	4,404
Tax credits	1,358	1,783
Prepaid expenses	1,467	969
Long-term incentive plan	16	32
Dividends	324	-
Others	2,084	974
Total other receivables	45,898	31,286
Total trade and other receivables	65,142	49,630
Non-current	33,335	21,965
Current	31,807	27,665
Total	65,142	49,630

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 24.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.14 to the Annual Consolidated Financial Statements as of June 30, 2023.

IRSA Inversiones y Representaciones Sociedad Anónima

Movements on the Company’s allowance for doubtful accounts are as follows:

	12.31.2023	06.30.2023
Beginning of period / year	2,150	3,352
Additions	142	379
Recoveries	(112)	(239)
Exchange rate differences	1,309	663
Inflation adjustment	(1,423)	(2,005)
End of the period / year	2,066	2,150

The additions, disposals, and recoveries of the allowance for doubtful accounts have been included in “Selling expenses” in the Statements of Income (Note 20). Amounts charged to the allowance for doubtful accounts are generally written off when there is no expectation of recovery.

14.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Company’s operations for the six-month periods ended December 31, 2023 and 2022:

	Note	12.31.2023	12.31.2022
Operating activities
Profit for the period		141,519	46,992
Adjustments:
Income tax	17	35,815	(76,303)
Amortization and depreciation	20	538	2,298
Gain from disposal of trading properties		(73)	(992)
Financial results, net		53,915	(17,538)
Decrease / (Increase) in trading properties		72	(255)
Net (gain) / loss from fair value adjustment of investment properties	7	(104,546)	70,078
Share of (profit) / loss of subsidiaries, associates and joint ventures	6	(76,913)	6,074
Loss from disposal of properties, plant and equipment		1	-
Loss from disposal of joint ventures		865	-
Loss from disposal of Intangible assets		132	-
Provisions and allowances		(2,805)	2,496
Changes in operating assets and liabilities:
Decrease / (Increase) in inventories		38	(16)
Decrease in salaries and social security liabilities		(1,710)	(888)
Decrease in trade and other receivables		533	856
Use of provisions		(87)	(72)
Decrease in trade and other payables		(24,518)	(6,891)
Net cash flow generated from operating activities before income tax paid		22,776	25,839

IRSA Inversiones y Representaciones Sociedad Anónima

 The following table presents a detail of significant non-cash transactions occurred in the six-month periods ended December 31, 2023 and 2022:

Operations not affecting cash flows	12.31.2023	12.31.2022
Currency translation adjustment and other comprehensive results of subsidiaries, associates and joint ventures	4,908	1,782
Other changes in subsidiaries` equity	8	1,400
Increase in non-convertible notes through a decrease in non-convertible notes	-	81,978
Increase in intangible assets through a decrease in trading properties	-	1,037
Increase in rights of use assets through an increase in lease liabilities	455	137
Decrease in investments in associates and joint ventures through an increase in trade and other receivables	1,207	14,963
Decrease in trade and other receivables through an increase in investment in financial assets	-	22
Decrease in investments in associates and joint ventures through a decrease in provisions	1,870	146
Decrease in investments in financial assets through a decrease in trade and other payables	-	760
Increase in investments in associates and joint ventures through a decrease in trade and other receivables	-	224
Decrease in investment properties through an increase in property, plant and equipment	6	31
Barter transactions of investment properties	392	-
Decrease in investment properties through an increase in trade and other receivables	1,567	-
Decrease in borrowings through a decrease in trade and other receivables	36	-
Decrease in equity through an increase in trade and other payables	2,735	-
Increase in investments in financial assets through a decrease in investments in associates and joint ventures	1,026	-
Increase in rights of use assets through an increase in trade and other receivables	15	-
Decrease in investments in associates and joint ventures through a decrease in borrowings	2,316	1,320
Increase in investments in financial assets through an increase in borrowings	276	-
Increase in intangible assets through a decrease in investment properties	15,248	-
Increase in investments in associates and joint ventures through an increase in borrowings	28	-
Decrease in equity through a decrease in investments in financial assets	-	6,394
Decrease in investments in associates and joint ventures through an increase in investments in financial assets	-	779
Decrease in investment properties through a decrease in investments in financial assets	-	162

15.
Trade and other payables

Company’s trade and other payables as of December 31, 2023 and June 30, 2023 were as follows:

	12.31.2023	06.30.2023
Customers´ advances (*)	9,450	10,894
Trade payables	2,558	3,797
Accrued invoices	3,638	3,826
Admission rights	14,245	14,704
Other income to be accrued	282	300
Tenant deposits	249	148
Total trade payables	30,422	33,669
Dividends (i)	607	318
Director´s fees	3,154	24,448
Long-term incentive plan	3	6
Tax amnesty plans	21	66
Other tax payables	3,570	4,516
Other payables	745	1,239
Total other payables	8,100	30,593
Total trade and other payables	38,522	64,262
Non-current	12,434	13,916
Current	26,088	50,346
Total	38,522	64,262

(*) As of December 31, 2023 corresponds mainly to rents collected in advance, which accrue in an average term of 3 to 5 years.
(i) See Note 28 to the Unaudited Condensed Interim Consolidated Financial Statements.

Book value of trade and other payables denominated in foreign currencies are detailed in Note 24.

IRSA Inversiones y Representaciones Sociedad Anónima

16.
Borrowings

Company’s borrowings as of December 31, 2023 and June 30, 2023 are comprised as follows:

	Book value as of 12.31.2023	Book value as of 06.30.2023	Fair value as of 12.31.2023	Fair value as of 06.30.2023
Non-convertible notes	274,363	199,179	268,920	200,576
Bank loans	4,523	5,321	4,523	5,321
Related parties (Note 23)	71,154	44,381	70,981	44,428
Bank overdrafts	31,354	13,290	31,354	13,290
Total borrowings	381,394	262,171	375,778	263,615
Non-current	208,638	145,711
Current	172,756	116,460
Total	381,394	262,171

See Note 17 to the Unaudited Condensed Interim Consolidated Financial Statements.

17.
Currents and deferred income tax

The charge for the Company’s income tax is comprised as follows:

	12.31.2023	12.31.2022
Deferred income tax	(35,815)	30,994
Current income tax	-	45,309
Income tax	(35,815)	76,303

Below is a reconciliation between income tax recognized and the amount which would arise from applying the prevailing tax rate on profit before income tax for the six-month periods ended December 31, 2023 and 2022:

	12.31.2023	12.31.2022
(Profit) / loss at tax rate (i)	(62,067)	10,259
Permanent differences:
Share of profit / (loss) of subsidiaries, associates and joint ventures	26,920	(2,127)
Difference between provision and tax return	2,837	35,223
Recovery of tax loss carry forwards	-	(32,330)
Tax inflation adjustment	(25,652)	(15,969)
Inflation adjustment permanent difference	21,274	35,918
Non-deductible expenses and others	873	45,329
Income tax	(35,815)	76,303

(i) The income tax rate applicable as of December 31, 2023 and 2022 is 35%.

Changes in the deferred tax account are as follows:

	12.31.2023	06.30.2023
Beginning of the period / year	(272,769)	(362,204)
Income tax charge	(35,815)	89,435
End of the period / year	(308,584)	(272,769)

See Note 19 to the interim condensed consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type of provision:

	12.31.2023			06.30.2023
	Investments in associates and joint ventures	Labor, legal and other claims	Total	Total
Beginning of period / year	410	1,779	2,189	1,495
Additions (i)	-	795	795	2,007
Decreases (i)	-	(2)	(2)	(331)
Used during the period / year	-	(87)	(87)	(76)
Inflation adjustment	-	(1,133)	(1,133)	(940)
Share of loss	1,870	-	1,870	34
End of period / year	2,280	1,352	3,632	2,189
Non-current			2,582	891
Current			1,050	1,298
Total			3,632	2,189

(i)
Additions and decreases in labor, legal and other claims are included in "Other operating results, net”.

19.
Revenues

	12.31.2023	12.31.2022
Base rent	21,939	18,891
Contingent rent	19,730	18,573
Admission rights	3,964	3,341
Parking fees	1,786	1,513
Property management fees	392	388
Others	75	66
Averaging of scheduled rent escalation	297	(209)
Rentals and services income	48,183	42,563
Sale of trading properties	96	1,075
Total revenues from sales, rentals and services	48,279	43,638
Expenses and collective promotion funds	14,731	15,747
Total revenues from expenses and collective promotion funds	14,731	15,747
Total revenues	63,010	59,385

IRSA Inversiones y Representaciones Sociedad Anónima

20.
Expenses by nature

The Company discloses expenses in the Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Company.

	Costs (i)	General and administrative expenses	Selling expenses	12.31.2023	12.31.2022
Salaries, social security costs and other personnel expenses	5,026	4,060	520	9,606	9,048
Maintenance, security, cleaning, repairs and others	6,407	360	10	6,777	6,418
Taxes, rates and contributions	1,364	5	2,233	3,602	3,066
Advertising and other selling expenses	4,062	-	422	4,484	5,829
Director´s fees (Note 23) (ii)	-	(3,628)	-	(3,628)	2,402
Amortization and depreciation	276	184	78	538	2,298
Fees and payments for services	120	1,116	629	1,865	1,224
Leases and services’ charges	306	83	8	397	644
Traveling, transportation and stationery expenses	146	194	18	358	229
Cost of sales of trading properties	155	-	-	155	83
Allowance for doubtful accounts (charge and recovery, net) (Note 13)	-	-	30	30	(21)
Bank expenses	27	151	-	178	131
Freight expenses	7	1	-	8	6
Others	11	-	-	11	60
Total expenses by nature as of 12.31.2023	17,907	2,526	3,948	24,381	-
Total expenses by nature as of 12.31.2022	20,305	8,681	2,431	-	31,417

(i) For the six-month period ended December 31, 2023, includes ARS 17,283 of rental and services costs and ARS 624 of costs of sales and developments, of which ARS 378 corresponds to investment properties and ARS 246 to trading properties. For the six-month period ended December 31, 2022, includes ARS 19,930 of rental and services costs and ARS 375 to costs of sales and developments, of which ARS 216 corresponds to investment properties and ARS 159 to trading properties.
(ii) On 5 October 2023, fees to the Board of Directors were approved at the General Ordinary and Extraordinary Shareholders' Meeting for ARS 9,050. The Board of Directors of the Company had proposed Director´s fees for ARS 13,500 and accordingly made provision for such amount in the Annual Consolidated Financial Statements as of June 30, 2023. During the current period, with the final approval of said fee, the Company proceeded to recover the excess in the provision, with a balancing entry in the line that gave rise to it. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

21.
Other operating results, net

	12.31.2023	12.31.2022
Lawsuits and other contingencies (i)	(793)	(115)
Donations	(144)	(167)
Loss from disposal of joint ventures	(865)	-
Administration fees	466	639
Loss from disposal of property, plant and equipment	(1)	-
Interest and allowances generated by operating assets	600	530
Others	(82)	(24)
Total other operating results, net	(819)	863

(i)
Includes legal costs and expenses.

22.
Financial results, net

	12.31.2023	12.31.2022
Interest income	3,687	151
Total finance income	3,687	151
Interest expense	(11,015)	(12,643)
Other finance costs	(1,861)	(894)
Subtotal finance costs	(12,876)	(13,537)
Exchange rate differences, net	(102,920)	4,682
Fair value net gain from financial assets and liabilities at fair value through profit or loss, net	39,992	1,039
Loss from derivative financial instruments, net	(890)	(8)
Gain from repurchase of non-convertible notes	-	2
Other financial results	4,672	(850)
Total other financial results	(59,146)	4,865
Inflation adjustment	26,400	26,531
Total financial results, net	(41,935)	18,010

IRSA Inversiones y Representaciones Sociedad Anónima

23.
Related party transactions

See description of the main transactions conducted with related parties in Note 30 to the Annual Consolidated Financial Statements as of June 30, 2023.

The following is a summary of the balances with related parties as of December 31, 2023 and June 30, 2023:

Item	12.31.2023	06.30.2023
Right of use assets	11	-
Trade and other receivables	37,427	24,086
Investments in financial assets	517	437
Trade and other payables	(4,504)	(27,488)
Borrowings	(71,154)	(44,381)
Total	(37,703)	(47,346)

IRSA Inversiones y Representaciones Sociedad Anónima

Related parties	12.31.2023	06.30.2023	Operation description	Item
Cresud	739	-	Debtors for sales, rentals and services	Trade and other receivables
	517	437	Bonds	Investments in financial assets
	(476)	(1,620)	Corporate services payable	Trade and other payables
	(3)	(6)	Long-term incentive plan payable	Trade and other payables
	(353)	(521)	Other liabilities	Trade and other payables
Total parent company	424	(1,710)
Tyrus S.A.	26	47	Debtors for sales, rentals and services	Trade and other receivables
	26,340	17,119	Borrowings granted	Trade and other receivables
	(12)	(7)	Leases and services received	Trade and other payables
	(4,914)	(4,145)	Non-Convertible Notes	Borrowings
	(2,814)	(252)	Borrowings	Borrowings
ECLASA	(4,502)	(2,974)	Borrowings	Borrowings
	324	-	Dividends to receive	Trade and other receivables
Panamerican Mall S.A.	97	121	Debtors for sales, rentals and services	Trade and other receivables
	1	3	Long-term incentive plan	Trade and other receivables
	(47)	(102)	Other payables	Trade and other payables
Arcos del Gourmet S.A.	94	132	Debtors for sales, rentals and services	Trade and other receivables
	(9)	(51)	Leases and services received	Trade and other payables
	(24)	(79)	Other payables	Trade and other payables
Fibesa S.A.U.	1	3	Debtors for sales, rentals and services	Trade and other receivables
	30	19	Borrowings granted	Trade and other receivables
	13	26	Long-term incentive plan	Trade and other receivables
	(26)	(16)	Other payables	Trade and other payables
Shopping Neuquén S.A.	11	-	Rights of use assets	Right of use assets
	2	19	Debtors for sales, rentals and services	Trade and other receivables
	643	533	Borrowings granted	Trade and other receivables
Torodur S.A.	(36)	(23)	Leases and services received	Trade and other payables
	(3)	(6)	Other payables	Trade and other payables
	(3,150)	(2,067)	Non-Convertible Notes	Borrowings
	(49,189)	(30,435)	Borrowings	Borrowings
Ritelco S.A.	8	43	Debtors for sales, rentals and services	Trade and other receivables
	(295)	(192)	Borrowings	Borrowings
Entretenimiento Universal S.A.	410	267	Borrowings granted	Trade and other receivables
We Are Appa S.A.	4	2	Debtors for sales, rentals and services	Trade and other receivables
	(2)	-	Invoices to receive	Trade and other payables
	3,201	1,715	Borrowings granted	Trade and other receivables
Emprendimiento Recoleta S.A.	18	23	Debtors for sales, rentals and services	Trade and other receivables
	1	1	Long-term incentive plan	Trade and other receivables
Centro de Entretenimiento La Plata S.A.	40	26	Debtors for sales, rentals and services	Trade and other receivables
	606	398	Capital contributions pending integration	Trade and other receivables
	(9)	-	Leases and services received	Trade and other payables
Banco Hipotecario S.A.	35	26	Debtors for sales, rentals and services	Trade and other receivables
	(1)	(52)	Leases and services received	Trade and other payables
CYRSA S.A.	(241)	(178)	Borrowings	Borrowings
GCDI S.A. (Ex TGLT S.A.)	-	1	Advance to suppliers	Trade and other receivables
Hoteles Argentinos S.A.U.	9	3	Debtors for sales, rentals and services	Trade and other receivables
	1	-	Advance to suppliers	Trade and other receivables
	-	(1)	Other payables	Trade and other payables
Nuevas Fronteras S.A.	1	248	Debtors for sales, rentals and services	Trade and other receivables
	(38)	(99)	Borrowings	Borrowings
Llao Llao Resorts S.A.	4	2	Debtors for sales, rentals and services	Trade and other receivables
	-	(2)	Invoices to receive	Trade and other payables
	(1)	-	Leases and services received	Trade and other payables
	(4,064)	(516)	Borrowings	Borrowings
Nuevo Puerto Santa Fe S.A.	20	55	Debtors for sales, rentals and services	Trade and other receivables
	1	1	Long-term incentive plan	Trade and other receivables
	(222)	-	Borrowings	Borrowings
	(7)	(12)	Other payables	Trade and other payables
IRSA - Galerías Pacífico S.A. U.T.	-	2	Debtors for sales, rentals and services	Trade and other receivables
	(1)	-	Invoices to receive	Trade and other payables
	-	(292)	Other payables	Trade and other payables
	-	(2,405)	Borrowings	Borrowings
Quality Invest S.A.	-	2	Debtors for sales, rentals and services	Trade and other receivables
	-	93	Capital contributions pending integration	Trade and other receivables
	(3)	(8)	Leases and services received	Trade and other payables
Total subsidiaries, associates and joint ventures	(37,669)	(22,984)

IRSA Inversiones y Representaciones Sociedad Anónima

Related parties	12.31.2023	06.30.2023	Operation description	Item
Directors	(3,154)	(24,448)	Directors' fees provision	Trade and other payables
Total directors	(3,154)	(24,448)
Futuros y Opciones S.A.	-	2	Debtors for sales, rentals and services	Trade and other receivables
BHN Vida S.A.	(21)	(14)	Tenant deposits	Trade and other payables
	(316)	(207)	Non-Convertible Notes	Borrowings
BHN Seguros Generales S.A.	(107)	(70)	Non-Convertible Notes	Borrowings
Consultores Asset Management S.A.	8	30	Debtors for sales, rentals and services	Trade and other receivables
Estudio Zang, Bergel & Viñes	(15)	(13)	Invoices to receive	Trade and other payables
Austral Gold	4	7	Debtors for sales, rentals and services	Trade and other receivables
Fundación Museo de los Niños	-	19	Debtors for sales, rentals and services	Trade and other receivables
	(4)	(11)	Leases and services received	Trade and other payables
	(2)	-	Advances received	Trade and other payables
Real Estate Strategies LLC	1,442	937	Borrowings granted	Trade and other receivables
IRSA International LLC	(243)	(161)	Other payables	Trade and other payables
	(1,026)	(660)	Borrowings	Borrowings
La Rural S.A.	20	2	Debtors for sales, rentals and services	Trade and other receivables
	(16)	(25)	Leases and services received	Trade and other payables
Ogden Argentina S.A.	18	22	Debtors for sales, rentals and services	Trade and other receivables
	3,071	1,999	Borrowings granted	Trade and other receivables
La Arena S.A.	-	3	Debtors for sales, rentals and services	Trade and other receivables
Boulevard Norte S.A.	(36)	(18)	Other payables	Trade and other payables
New Lipstick	195	128	Debtors for sales, rentals and services	Trade and other receivables
Agrofy S.A.	-	7	Debtors for sales, rentals and services	Trade and other receivables
Helmir S.A.	(276)	(181)	Non-Convertible Notes	Borrowings
Total others	2,696	1,796
Total	(37,703)	(47,346)

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the six-month periods ended December 31, 2023 and 2022:

Related parties	12.31.2023	12.31.2022	Operation description
Cresud	22	109	Leases and/or right of use assets
	172	3,238	Financial operations
	(2,868)	(2,054)	Corporate services
Total parent company	(2,674)	1,293
Arcos del Gourmet S.A.	(32)	(52)	Leases and/or right of use assets
	131	151	Fees
Fibesa S.A.U.	-	(1)	Leases and/or right of use assets
	2	4	Fees
	10	(7)	Financial operations
Ritelco S.A.	(103)	-	Financial operations
Torodur S.A.	(19,512)	(108)	Financial operations
Efanur S.A.	-	91	Financial operations
Tyrus S.A.	5,782	(23)	Financial operations
Shopping Neuquén S.A.	286	(174)	Financial operations
	(3)	(1,382)	Leases and/or right of use assets
Entretenimiento Universal S.A.	143	2	Financial operations
ECLASA	(1,572)	4	Financial operations
Panamerican Mall S.A.	263	291	Fees
	(69)	(99)	Leases and/or right of use assets
Emprendimiento Recoleta S.A.	1	3	Fees
CYRSA S.A.	(75)	13	Financial operations
Centro de Entretenimientos La Plata S.A.	49	(7)	Leases and/or right of use assets
	(158)	-	Financial operations
IRSA - Galerías Pacífico S.A. U.T.	(6)	(105)	Financial operations
	-	6	Fees
Llao Llao Resorts S.A.	8	1	Fees
	(1,491)	-	Financial operations
Hoteles Argentinos S.A.U.	9	4	Fees
Nuevas Fronteras S.A.	(61)	39	Fees
	(4)	24	Financial operations
We Are Appa S.A.	14	17	Fees
	1,123	20	Financial operations
	6	-	Leases and/or right of use assets
Nuevo Puerto Santa Fe S.A.	(7)	1	Leases and/or right of use assets
	55	-	Financial operations
	75	89	Fees
Quality Invest S.A.	3	14	Fees
	-	6	Financial operations
	-	(37)	Leases and/or right of use assets
Total subsidiaries, associates and joint ventures	(15,133)	(1,215)

Related parties	12.31.2023	12.31.2022	Operation description
Directors (1)	3,628	(2,402)	Fees
Senior Management	(213)	(61)	Fees
Total Directors and Senior Management	3,415	(2,463)
BHN Seguros Generales S.A.	(39)	(2)	Financial operations
BHN Vida S.A.	(115)	(7)	Financial operations
Austral Gold S.A.	6	6	Fees
Consultores Asset Management S.A.	5	5	Fees
Hamonet S.A.	(9)	(10)	Leases and/or right of use assets
Helmir S.A.	(168)	(14)	Financial operations
Isaac Elsztain e Hijos S.C.A.	(21)	(23)	Leases and/or right of use assets
Estudio Zang, Bergel & Viñes	(138)	(82)	Fees
Fundación IRSA	(82)	(119)	Donations
Fundación Museo de los Niños	(25)	19	Leases and/or right of use assets
Fundación Puerta 18	(30)	(28)	Donations
Ogden Argentina S.A.	1,072	20	Financial operations
UT La Rural S.A. - OFC S.R.L - Ogden y Enusa	3	3	Fees
Real Estate Strategies LLC	8	3	Financial operations
La Rural S.A.	48	2	Leases and/or right of use assets
IRSA International LLC	(15)	(13)	Financial operations
Espacio Digital S.A.	4	4	Fees
Other subsidiaries, associates and joint ventures	504	(236)
Total at the end of the period	(13,888)	(2,621)

(1) See Note 20 to these Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the transactions with related parties without impact in results for the six-month periods ended December 31, 2023 and 2022:

Related parties	12.31.2023	12.31.2022	Operation description
Quality Invest S.A.	(14,440)	-	Sale of shares
GCDI S.A. (Ex TGLT S.A.)	(22)	-	Sale of shares
Total sale of shares	(14,462)	-
Fibesa S.A.U.	2,088	1,025	Dividends received
Arcos del Gourmet S.A.	-	1,046	Dividends received
Panamerican Mall S.A.	613	1,461	Dividends received
E-Commerce Latina S.A.	459	-	Dividends received
Nuevo Puerto Santa Fe S.A.	245	445	Dividends received
IRSA - Galerías Pacífico S.A. - U.T.	2,316	-	Dividends received
Total dividends received	5,721	3,977
Palermo Invest S.A.	-	(6)	Irrevocable contributions
Liveck S.A.	(28)	-	Irrevocable contributions
Inversora Bolívar S.A.	-	(3)	Irrevocable contributions
Centro de Entretenimientos La Plata S.A.	-	(473)	Irrevocable contributions
Total irrevocable contributions to subsidiaries	(28)	(482)

IRSA Inversiones y Representaciones Sociedad Anónima

24.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (1)	Amount	Foreign exchange rate (2)	Total as of 12.31.2023	Total as of 06.30.2023
Assets
Trade and other receivables
US Dollar	10.94	805.45	8,814	3,466
Euros	0.08	889.38	71	45
Receivables with related parties
US Dollar	43.75	808.45	35,371	22,454
Total Trade and other receivables			44,256	25,965
Investments in financial assets
US Dollar	47.17	805.45	37,995	20,776
Investment in financial assets with related parties
US Dollar	0.64	808.45	517	438
Total Investments in financial assets			38,512	21,214
Cash and cash equivalents
US Dollar	4.49	805.45	3,614	2,792
Euros	0.002	889.38	2	-
Pounds	0.002	1,026.63	2	-
Total Cash and cash equivalents			3,618	2,792
Total Assets			86,386	49,971

Liabilities
Trade and other payables
US Dollar	4.12	808.45	3,331	2,707
Payables with related parties
US Dollar	0.42	808.45	343	225
Uruguayan pesos	0.14	20.77	3	-
Total Trade and other payables			3,677	2,932
Lease liabilities
US Dollar	2.29	808.45	1,850	804
Total Lease liabilities			1,850	804
Borrowings
US Dollar	313.88	808.45	253,760	175,042
Borrowings with related parties
US Dollar	87.94	808.45	71,096	44,247
Total Borrowings			324,856	219,289
Total Liabilities			330,383	223,025

(1)
Considering foreign as those that differ from the Group’s functional currency at each period / year.
(2)
Exchange rate as of December 31, 2023 according to Banco de la Nación Argentina records.

IRSA Inversiones y Representaciones Sociedad Anónima

25.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 Investment properties and Note 8 Property, plant and equipment
Exhibit B - Intangible assets	Note 10 Intangible assets
Exhibit C - Equity investments	Note 6 Information about the main subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 Financial instruments by category
Exhibit E - Provisions and allowances	Note 13 Trade and other receivables and Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 9 Trading properties and Note 20 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 24 Foreign currency assets and liabilities

26.
     CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following provider:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
San Miguel de Tucumán 601, Carlos Spegazzini.
Torcuato Di Tella 1800, Carlos Spegazzini.
Puente del Inca 2540, Carlos Spegazzini

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of Section I, Chapter V, Title II of the CNV RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known accident in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

27.
Negative working capital

As of December 31, 2023, the Company presents a negative working capital of ARS 101,099, which is permanently monitored by the Board of directors and the Management.

28.
Other relevant events of the period

See Note 28 to the Unaudited Condensed Interim Consolidated Financial Statements.

29.
Subsequent events

See Note 29 to the Unaudited Condensed Interim Consolidated Financial Statements.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Carlos Della Paolera 261 - 9th floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52532274-9

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter “the Company”), which comprise the unaudited condensed interim separate statement of financial position as of December 31, 2023, the unaudited condensed interim separate statements of income and other comprehensive income for the six month period and three month period ended December 31, 2023, of changes in shareholders’ equity and of cash flows for the six month period then ended, and selected explanatory notes.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with IRSA Inversiones y Representaciones Sociedad Anónima, that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of December 2023;

c)
as of December 31, 2023 the debt of IRSA Inversiones y Representaciones Sociedad Anónima accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 698,417,548 which was not due at that date.

Autonomous City of Buenos Aires, February 5, 2024.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
Carlos Brondo Public Accountant	Noemí I. Cohn Public Accountant

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2023

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

(in millions of ARS)	IIQ 24	IIQ 23	YoY Var	6M 24	6M 23	YoY Var
Revenues	54,359	53,574	1.5%	101,457	96,193	5.5%
Result from fair value adjustment of investment properties	(18,980)	(67,743)	(72.0)%	137,822	(91,958)	-
Result from operations	7,180	(50,390)	-	193,279	(54,253)	-
Depreciation and amortization	920	1,365	(32.6)%	1,801	2,162	(16.7)%
EBITDA (1)	8,100	(49,025)	-	195,080	(52,091)	-
Adjusted EBITDA (1)	40,407	18,834	114.5%	66,940	43,296	54.6%
Result for the period	22,309	43,336	(48.5)%	146,593	48,072	204.9%
Attributable to equity holders of the parent	23,422	42,749	(45.2)%	141,519	46,992	201.2%
Attributable to non-controlling interest	(1,113)	587	(289.6)%	5,074	1,080	369.8%
(1)
See Point XVI: EBITDA Reconciliation

Group revenues increased by 5.5% during the six-months period of 2024 compared to the same period in 2023, mainly due to the favorable evolution of Shopping Centers and Hotels segments partially offset by a decrease in Sales and Developments and lower income from Office segment due to floors sales.

Adjusted EBITDA from the rental segments reached ARS 54,102 million, 12.3% higher than the six-month period of the previous year, ARS 44,318 million coming from the Shopping Centers segment, ARS 2,603 million from the office segment and ARS 7,181 million from Hotels’ segment. Total adjusted EBITDA reached ARS 66,940 million, increasing 54.6% compared to the same period of the previous year, mainly explained by higher sales of investment properties.

The net result for the six-month period of fiscal year 2024 registered a gain of ARS 146,593, 204.9% higher than the same period of the previous year. This is mainly explained by the gain recorded from changes in the fair value of investment properties due to the impact of a devaluation greater than inflation on those properties valued in USD.

II. Shopping Malls

Our portfolio’s leasable area totaled 334,845 sqm of GLA. Real tenants’ sales of our shopping centers reached ARS 744,600 million in the six-months period of fiscal year 2024, 8.9% higher than in the same period of the previous fiscal year.

Portfolio occupancy reached 98.0% during the second quarter of fiscal year 2024, keeping the trend observed during recent quarters.

Shopping Malls’ Operating Indicators

	IIQ 24	IQ 24	IVQ 23	IIIQ 23	IIQ 23
Gross leasable area (sqm)	334,845	334,737	335,826	335,893	336,240
Tenants’ sales (3 months cumulative in current currency)	400,969	343,631	349,713	282,974	371,298
Occupancy	98.0%	98.0%	97.4%	96.8%	93.9%

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2023

Shopping Malls’ Financial Indicators

(in millions of ARS)	IIQ 24	IIQ 23	YoY Var	6M 24	6M 23	YoY Var
Revenues from sales, leases, and services	29,921	27,130	10.3%	56,210	49,181	14.3%
Net result from fair value adjustment on investment properties	155,833	334	46556.6%	152,015	(18,364)	-
Result from operations	179,459	21,886	720.0%	195,826	19,665	895.8%
Depreciation and amortization	272	411	(33.8)%	507	645	(21.4)%
EBITDA (1)	179,731	22,297	706.1%	196,333	20,310	866.7%
Adjusted EBITDA (1)	23,898	21,963	8.8%	44,318	38,674	14.6%
(1)
See Point XVI: EBITDA Reconciliation

Income from this segment during the first semester of fiscal year 2024 reached ARS 56,210 million, 14.3% higher compared with the same period of previous fiscal year. Adjusted EBITDA reached ARS 44,318 million, 14.6% higher than in the same period of fiscal year 2023.

Operating data of our shopping malls

	Date of acquisition	Location	Gross Leasable Area (sqm)(1)	Stores	Occupancy (2)	IRSA Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	20,629	141	99.9%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	37,167	156	99.1%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	38,369	121	94.8%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,842	107	99.9%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	90	92.4%	100%
Dot Baires Shopping	May-09	City of Buenos Aires	47,903	162	99.1%	80%
Soleil	Jul-10	Province of Buenos Aires	15,673	74	100.0%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,458	63	100.0%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,427	83	100.0%	100%
Alto Rosario Shopping	Nov-04	Santa Fe	34,859	132	93.7%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	41,511	119	98.4%	100%
Córdoba Shopping	Dec-06	Córdoba	15,368	99	100.0%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,541	67	97.5%	50%
Alto Comahue	Mar-15	Neuquén	11,702	86	99.7%	99.95%
Patio Olmos(5)	Sep-07	Córdoba	-	-	-
Total			334,845	1,500	98.0%

(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto).
(5) IRSA owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2023

Quarterly and cumulative tenants’ sales as of December 31, 2023, compared to the same period of fiscal years 2023, 2022, 2021, and 2020

(ARS million)	IIQ 24	IIQ 23	YoY Var
Alto Palermo	54,587	50,697	7.7%
Abasto Shopping	54,031	52,312	3.3%
Alto Avellaneda	41,509	37,664	10.2%
Alcorta Shopping	33,389	30,731	8.6%
Patio Bullrich	17,719	16,089	10.1%
Dot Baires Shopping	34,166	29,652	15.2%
Soleil	22,388	19,143	17.0%
Distrito Arcos	32,198	27,452	17.3%
Alto Noa Shopping	15,394	14,314	7.5%
Alto Rosario Shopping	41,764	43,237	(3.4)%
Mendoza Plaza Shopping	21,463	19,943	7.6%
Córdoba Shopping	14,166	13,599	4.2%
La Ribera Shopping(1)	5,992	6,250	(4.1)%
Alto Comahue	12,203	10,215	19.5%
Total sales	400,969	371,298	8.0%
(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

(ARS million)	6M 24	6M 23	YoY Var	6M 22	6M 21	6M 20'
Alto Palermo	101,340	90,767	11.6%	69,462	23,019	71,536
Abasto Shopping	102,675	98,015	4.8%	67,339	19,806	71,333
Alto Avellaneda	74,961	67,383	11.2%	49,787	14,925	63,747
Alcorta Shopping	59,104	53,419	10.6%	50,709	18,043	42,262
Patio Bullrich	32,225	29,681	8.6%	25,387	13,279	27,863
Dot Baires Shopping	61,474	53,583	14.7%	44,396	16,587	55,639
Soleil	41,971	36,190	16.0%	33,400	13,675	29,729
Distrito Arcos	60,383	52,016	16.1%	41,741	20,992	33,410
Alto Noa Shopping	29,238	27,793	5.2%	25,080	17,494	23,305
Alto Rosario Shopping	77,555	79,156	-2.0%	67,363	38,522	56,470
Mendoza Plaza Shopping	42,776	39,557	8.1%	36,752	32,243	41,043
Córdoba Shopping	25,360	24,151	5.0%	22,409	13,479	17,743
La Ribera Shopping(1)	12,018	12,155	-1.1%	9,923	4,398	11,753
Alto Comahue	23,520	19,587	20.1%	15,336	5,281	17,388
Total sales	744,600	683,453	8.9%	559,084	251,743	563,221
(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Quarterly and cumulative tenants’ sales per type of business as of December 21, 2023, compared to the same period of fiscal years 2023, 2022, 2021 and 2020(1)

(ARS million)	IIQ 24	IIQ 23	YoY Var
Department Store	-	-	-
Clothes and footwear	245,531	229,207	7.1%
Entertainment	7,002	6,162	13.6%
Home and decoration	8,770	7,764	13.0%
Restaurants	38,020	34,470	10.3%
Miscellaneous	54,258	46,418	16.9%
Services	8,493	5,841	45.4%
Home Appliances	38,895	41,436	-6.1%
Total	400,969	371,298	8.0%

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2023

(in millions of ARS)	6M 24	6M 23	YoY Var	6M 22	6M 21	6M 20
Department Store	-	-	-	-	8,955	30,144
Clothes and footwear	438,973	407,084	7.8%	342,641	149,013	317,637
Entertainment	18,757	18,127	3.5%	11,792	460	16,743
Home and decoration	17,569	15,296	14.9%	14,552	6,601	11,437
Restaurants	80,990	70,622	14.7%	48,707	15,310	60,405
Miscellaneous	95,312	82,974	14.9%	85,343	40,724	75,374
Services	15,853	11,342	39.8%	8,642	2,273	6,145
Home Appliances	77,146	78,008	(1.1)%	47,407	28,407	45,336
Total	744,600	683,453	8.9%	559,084	251,743	563,221
(1)
Includes sales from stands and excludes spaces used for special exhibitions.

Revenues from quarterly and cumulative leases as of December 31, 2023, compared to the same period of fiscal year 2023, 2022, 2021 & 2020

(ARS million)	IIQ 24	IIQ 23	YoY Var
Base rent	10,984	9,890	11.1%
Percentage rent	13,765	12,662	8.7%
Total rent	24,749	22,552	9.7%
Non-traditional advertising	936	570	64.2%
Revenues from admission rights	2,357	2,049	15.0%
Fees	225	215	4.7%
Parking	1,204	1,084	11.1%
Commissions	406	626	(35.1)%
Other	44	34	29.4%
Subtotal	29,921	27,130	10.3%
Expenses and Collective Promotion Fund	(7,807)	9,844	(179.3)%
Total	22,114	36,974	(40.2)%

(ARS million)	6M 24	6M 23	YoY Var	6M 22	6M 21	6M 20
Base rent(1)	21,730	18,401	18.1%	11,239	8,122	21,008
Percentage rent	23,896	22,337	7.0%	18,990	4,241	13,213
Total rent	45,626	40,738	12.0%	30,229	12,363	34,221
Non-traditional advertising	1,712	1,105	54.9%	760	383	819
Revenues from admission rights	4,653	3,861	20.5%	2,834	2,996	5,671
Fees	437	424	3.1%	473	504	589
Parking	2,622	2,021	29.7%	1,193	72	2,367
Commissions	740	959	(22.8)%	754	641	1,146
Other	420	73	475.3%	93	831	249
Subtotal(2)	56,210	49,181	14.3%	36,336	17,790	45,062
Expenses and Collective Promotion Fund	394	18,242	(97.8)%	14,035	9,348	17,738
Total	56,604	67,423	(16.0)%	50,371	27,138	62,800
(1)
Includes Revenues from stands for ARS 3,748.2 million cumulative as of December 2023.
(2)
Includes ARS 41.6 million from Patio Olmos and ARS 298.8 million from sponsorship income from “Buenos Aire Fashion Week” Production.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2023

III. Offices

According to Colliers, the quarter closes with a slight increase in vacancy standing at 17.0%, in the Buenos Aires City premium market (A+ & A), while prices remain stable at average levels of USD 22.6 per sqm.

Offices’ Operating Indicators
	IIQ 24	IQ 24	IVQ 23	IIIQ 23	IIQ 23
Gross Leasable area	59,348	61,742	74,392	74,392	82,708
Total Occupancy	84.8%	83.0%	68.7%	68.4%	68.6%
Class A+ & A Occupancy	92.8%	88.5%	86.9%	86.9%	83.7%
Class B Occupancy	33.8%	46.4%	17.2%	16.1%	19.6%
Rent USD/sqm	24.9	25.2	25.5	25.6	24.8

The gross leasable area of the second quarter of fiscal year 2024 was 59,348 sqm, decreasing when compared to the previous quarter due to the sale of two floors in the “261 Della Paolera” building. The average occupancy of the A+ & A portfolio grew to 92.8% mainly due to the improvement in Dot Building occupancy, which went from 57.6% in the first quarter to 79.4% in the second quarter of 2024. The average rent of the portfolio reached USD 24.9/m2.

Offices’ Financial Indicators

(in ARS million)	IIQ 24	IIQ 23	YoY Var	6M 24	6M 23	YoY Var
Revenues from sales, leases and services	1,084	2,586	(58.1)%	3,512	5,092	(31.0)%
Net result from fair value adjustment on investment properties, PP&E e inventories	(48,859)	(22,837)	113.9%	466	(24,707)	-
Profit from operations	(48,273)	(20,877)	131.2%	2,988	(20,829)	-
Depreciation and amortization	52	123	(57.7)%	81	258	(68.6)%
EBITDA(1)	(48,221)	(20,754)	132.3%	3,069	(20,571)	-
Adjusted EBITDA (1)	638	2,083	(69.4)%	2,603	4,136	(37.1)%
(1)
See Point XVI: EBITDA Reconciliation

During the first semester of fiscal year 2024, revenues from the offices segment decreased by 31.0% and Adjusted EBITDA decreased 37.1% compared to the previous fiscal year, mainly explained by the impact of asset sales. Adjusted EBITDA margin was 74.1%.

Below is information on our office segment:

Offices & Others	Date of Acquisition	Gross Leasable Area (sqm)(1)	Occupancy (2)	Actual Interest	6M 24 - Rental revenues (ARS million) (4)
AAA & A Offices
Boston Tower(6)	Dec-14				5
Intercontinental Plaza (3)	Dec-14	2,979	100.0%	100%	169
Dot Building	Nov-06	11,242	79.4%	80%	607
Zetta	May-19	32,173	95.7%	80%	1,659
261 Della Paolera – Catalinas(5)	Dec-20	4,937	100%	100%	921
Total AAA & A Offices		51,331	92.8%		3,361

B Offices
Philips	Jun-17	8,017	33.8%	100%	151
Total B Buildings		8,017	33.8%	100%	151
Subtotal Offices		59,348	84.8%		3,512
(1) Corresponds to the total gross leasable area of each property as of December 31, 2023. Excludes common areas and parking lots.
(2) Calculated by dividing occupied square meters by gross leasable area as of December 31, 2023.
(3) We own 13.2% of the building that has 22,535 square meters of gross leasable area.
(4) Corresponds to the accumulated income of the period.
(5) We own 13.8% of the building that has 35,872 square meters of gross leasable area.
(6) The company keeps the ownership of a rental retail space in the building.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2023

IV. Hotels

The company's hotels continue to register good levels of income and occupancy thanks to the increase in international tourism, exchange rate competitiveness in Argentina and the recovery of the conventions and corporate events segment.

(in ARS million)	IIQ 24	IIQ 23	YoY Var	6M 24	6M 23	YoY Var
Revenues	9,694	8,164	18.7%	18,871	15,480	21.9%
Profit from operations	3,523	2,403	46.6%	6,338	4,562	38.9%
Depreciation and amortization	425	559	(24.0)%	843	807	4.5%
EBITDA	3,948	2,962	33.3%	7,181	5,369	33.7%

During the first semester of fiscal year 2024, Hotels segment recorded an increase in revenues of 21.9% compared with the same period of fiscal year 2023 while the segment’s EBITDA reached ARS 7,181 million, a 33.7% increase when compared to the same period of fiscal year 2023.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy(4)
Intercontinental (1)	11/01/1997	76,34%	313	72.0%
Sheraton Libertador (2)	03/01/1998	100,00%	200	73.6%
Llao Llao (3)	06/01/1997	50,00%	205	69.0%
Total	-	-	718	71.6%
(1) Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(2) Through Hoteles Argentinos S.A.U.
(3) Through Llao Llao Resorts S.A.
(4) Three months cumulated average.

Hotels’ operating and financial indicators.

	IIQ 24	IQ 24	IVQ 23	IIIQ 23	IIQ 23
Average Occupancy	71.6%	66.4%	64.5%	68.6%	71.4%
Average Rate per Room (USD/night)	240	267	201	231	208

V. Sales and Developments

(in ARS million)	IIQ 24	IIQ 23	YoY Var	6M 24	6M 23	YoY Var
Revenues	4,125	5,080	(18.8)%	4,527	6,764	(33.1)%
Net result from fair value adjustment on investment properties	(125,338)	(47,018)	166.6%	(13,889)	(50,890)	(72.7)%
Result from operations	(126,139)	(44,042)	186.4%	(17,092)	(48,367)	(64.7)%
Depreciation and amortization	25	113	(77.9)%	54	153	(64.7)%
Realized Net result from fair value adjustment on investment properties	13,327	116	11388.8%	17,330	3,429	405.4%
EBITDA (1)	(126,114)	(43,929)	187.1%	(17,038)	(48,214)	(64.7)%
Adjusted EBITDA (1)	12,551	3,205	291.6%	14,181	6,105	132.3%
(1)
See Point XVI: EBITDA Reconciliation

Adjusted EBITDA of “Sales and Developments” segment reached ARS 14,181 million during the first semester of fiscal year 2024, 132.3% lower than the registered during the same period of the previous fiscal year, mainly due to the impact of higher sales of investment properties during the period, including 3 floors of the “Della Paolera 261” building, the “Suipacha 652/64” building and “Ezpeleta” land plot barter agreement.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2023

VI. Others

(in millions of ARS)	IIQ 24	IIQ 23	YoY Var	6M 24	6M 23	YoY Var
Revenues	695	610	13.9%	1,184	1,074	10.2%
Net result from fair value adjustment on investment properties	537	(73)	-	370	(153)	-
Result from operations	58	(11,367)	-	6,899	(11,064)	-
Depreciation and amortization	156	169	(7.7)%	339	316	7.3%
Recovery of provision				7,648	-	-
EBITDA	214	(11,198)	-	7,238	(10,748)	-
Adjusted EBITDA	(323)	(11,125)	(97.1)%	(780)	(10,595)	(92.6)%

VII. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of December 31, 2023. During the first semester of fiscal year 2024, the investment in Banco Hipotecario generated an ARS 12,826 million gain compared to an ARS 3,893 million loss during the same period of 2023. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

VIII. EBITDA by Segment (ARS million)

6M 24	Shopping Malls	Offices	Sales and Developments	Hotels	Others	Total
Result from operations	195,826	2,988	(17,092)	6,338	6,899	194,959
Depreciation and amortization	507	81	54	843	339	1,824
EBITDA	196,333	3,069	(17,038)	7,181	7,238	196,783

6M 23	Shopping Malls	Offices	Sales and Developments	Hotels	Others	Total
Result from operations	19,665	(20,829)	(48,367)	4,562	(11,064)	(56,033)
Depreciation and amortization	645	258	153	807	316	2,179
EBITDA	20,310	(20,571)	(48,214)	5,369	(10,748)	(53,854)
EBITDA Var	866.7%	-	(64.7)%	33.7%	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2023

IX. Reconciliation with Consolidated Statements of Income (ARS million)

Below is an explanation of the reconciliation of the company’s profit by segment with its Consolidated Statements of Income. The difference lies in the presence of joint ventures included in the segment but not in the Statements of Income.

	Total as per segment	Joint ventures*	Expenses and CPF	Elimination of inter-segment transactions	Total as per Statements of Income
Revenues	84,304	(457)	17,610	-	101,457
Costs	(14,828)	56	(17,984)	-	(32,756)
Gross result	69,476	(401)	(374)	-	68,701
Result from sales of investment properties	138,962	(1,140)	-	-	137,822
General and administrative expenses	(6,955)	54	-	80	(6,821)
Selling expenses	(5,766)	41	-	-	(5,725)
Other operating results, net	(758)	(7)	147	-80	(698)
Result from operations	194,959	(1,453)	(227)	-	193,279
Share of loss of associates and joint ventures	18,970	956	-	-	19,926
Result before financial results and income tax	213,929	(497)	(227)	-	213,205
*Includes Puerto Retiro, CYRSA and Nuevo Puerto Santa Fe

X. Financial Debt and Other Indebtedness

The following table describes our total indebtedness as of December 31, 2023:

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	41.6	Floating	< 360 days
Series XI	USD	12.8	5.0%	Mar-24
Series XII (3)	ARS	26.1	Floating	Mar-24
Series XIII	USD	22.2	3.9%	Aug-24
Series XV	USD	61.7	8.0%	Mar-25
Series XVI	USD	28.3	7.0%	Jul-25
Series XVII	USD	25.0	5.0%	Dic-25
Series XIV	USD	159.1	8.75%	Jun-28
IRSA’s Total Debt	USD	376.8
Cash & Cash Equivalents + Investments (2)	USD	137.1
IRSA’s Net Debt	USD	239.7

(1)  Principal amount in USD (million) at an exchange rate of ARS 808.45/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)  Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.
(3) On January 5, 2024, Series XII was fully redeemed.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2023

XI. Material and Subsequent Events

October 2023: General Ordinary and Extraordinary Shareholders’ Meeting

On October 5, 2023, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters, inter alia, were resolved by majority of votes:

●
Distribution of ARS 64,000 million as cash dividends as of the date of the Shareholders’ Meeting.

●
Distribution of 12.644.273. of own shares with NV ARS 10.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2023.

On October 12, 2023, the Company distributed among its shareholders the cash dividend in an amount of ARS 4,340,000,000 equivalent to 884.687833212% of the stock capital, an amount per share of ARS 88.4687833212 (ARS 10 par value) and an amount per GDS of ARS 884.687833212.

On the same day, the Company distributed own shares, the distribution of the shares constitutes 0.01747849138 shares per ordinary share and 0.1747849138 per GDS, a percentage of 1.747849138% of the stock capital of 723,419,014 shares and NV ARS 10, net of treasury shares.

The cash dividend and treasury shares distribution among GDS holders have been delayed due to the exchange and securities restrictions in force in Argentina. On October 20, 2023, the Company deposited the amount corresponding to the cash dividend in the common investment fund called “Super Ahorro $” managed by Santander Asset Management Gerente de Fondos Comunes de Inversión S.A., to preserve the value of the dividend in Argentinean pesos. On December 12, 2023, the Company transferred the funds to the Depositary Bank of New York, fulfilling its obligation to pay dividends and leaving in the hands of the Depositary the completion of the process with the distribution to the holders.

After the end of the period, on January 19, 2024, once the corresponding administrative processes had been completed, the Depositary paid the cash dividend, for a net amount per GDS of USD 0.955110, including the yield of the “Super Ahorro $” fund. Likewise, on January 29, 2024, the distribution of treasury shares was carried out among GDS holders.

The aforementioned corresponds to the payment of dividends to foreign holders, the dividends to local holders were canceled on October 12, 2023.

October 2023: “261 Della Paolera” floors sale

On October 5, 2023, IRSA sold and transferred two floors for a total area of 2,395 m2 and 18 garage units. The transaction price was USD (MEP) 14.9 million (USD 6,300/m2), which was paid in full in ARS.

After this transaction, IRSA keeps the property of 4 floors of the building with an approximate leasable area of 4,937 sqm, in addition to parking spaces and other complementary spaces.

October 2023: Warrants – Post dividends distribution

On October 27, 2023, the Company reported that due to the cash dividend and own shares distributed to the shareholders, The terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows, while the other terms and conditions remain the same:

Amount of shares to be issued per warrant:

●
Ratio previous to the adjustment: 1.0639 (Nominal Value ARS 10);

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2023

●
Ratio after the adjustment (current): 1.2272 (Nominal Value ARS 10).

 Warrant exercise price per new share to be issued:

●
Price previous to the adjustment: USD 0.4063 (Nominal Value ARS 10);

●
Price after the adjustment (current): USD 0.3522 (Nominal Value ARS 10).

November & December 2023: Shares Buyback Program – Extension & completion

On November 6, 2023, the Board of Directors has resolved to extend the term of the shares repurchase program for up to ARS 5,000 million approved on June 15, 2023, for an additional period of 180 days starting from the expiration date on December 13, 2023, and on November 29, 2023, the Board of Directors has resolved to modify the acquisition price of its own shares, establishing a maximum value of USD 11.00 per GDS and up to a maximum value in pesos of ARS 1,320 per share, maintaining the remaining terms and conditions duly communicated.

On December 21, 2023, the Company completed the shares buyback program, having acquired the equivalent of 7,839,874 ordinary shares, which represent approximately 99.95% of the approved program and 1.06% of the outstanding shares.

November 2023: Trust Administration Contract at Cost signing

On November 10, 2023, the Company executed a Trust Administration Contract at cost for a project development and construction of a residential building, stores (gastronomic use), and complementary parking spaces, which is subject to fulfillment of certain suspensive conditions detailed below, and in which the Company will have the character of money trustor. Likewise, and as beneficiary of the trust, IRSA will receive approximately 5,128 salable square meters and 32 parking spaces, also fulfilling functions as a developer. TMF Trust Company (Argentina) S.A., a company with a fiduciary purpose that is not a related party, will act as trustee.

The aforementioned trust contract involves the contribution of a building owned by Banco Hipotecario S.A. (“BHSA”), an entity in which the Company holds a significant interest. The building is located in the block embraced by the streets Carlos Pellegrini, Presidente Perón, Sarmiento and Pasaje Carabelas, in the City of Buenos Aires.

Finally, it is informed that the trust underlying project has pre-approval for the Microcentro district reconversion regime issued by the Government of the City of Buenos Aires (Law 6508).

November 2023: Warrants Exercise

Between November 17 and 25, 2023, certain warrants holders have exercised their right to acquire additional shares and 401,518 ordinary shares of the Company will be registered, with a face value of ARS 10. As a result of the exercise, USD 141,414.64 were collected by the Company.

After the exercise of these warrants, the number of shares of the Company increased from 736,421,306 to 736,822,824 with a face value of ARS 10, the capital stock increases from 7,364,213,060 to 7,368,228,240, and the new number of outstanding warrants decreased from 79,646,262 to 79,319,038.

December 2023: Ezpeleta land plot Barter Agreement

On December 11, 2023, the Company has signed a barter agreement transferring the “Ezpeleta land plot” of 46 hectares, located on the Bs. As. - La Plata Highway, in the district of Quilmes, Buenos Aires province.

The real estate project to be developed on the property consists of a gated community with 330 single-family lots and 6 macro lots for medium-density developments.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2023

The transaction price was set at USD 16.4 million and will be paid to IRSA through the delivery of 125 single-family lots of the project and also 40% of the buildable sqm of the multifamily lots of said project. This consideration is guaranteed by a mortgage on the property and an additional guarantee on another property of the buyer.

Additionally, the Company received the sum of ARS 62.3 million in cash as part of the consideration.

December 2023: Extension of the concession contract of La Rural S.A.

On December 11, 2023 in the Autonomous City of Buenos Aires (CABA), Ogden S.A. together with Sociedad Rural Argentina (“SRA”) and La Rural de Palermo S.A. entered into a Joint Venture and Shareholders Agreement through which the extension of the exploitation term of the Property located at 4431 Juncal Street, CABA (of which La Rural S.A. is the usufructuary) was extended until December 31, 2037 with the option of extension until December 31, 2041.

The aforementioned agreement is the extension of the Usufruct Contract for the “Predio Ferial de Palermo” (“CUP99/04”), signed in 1999 and modified in 2004, and the Joint Venture Agreement AJV/13 signed between the parties on September 25, 2013.

For the extension of the usufruct term under La Rural S.A., Ogden S.A. will pay the SRA the sum of twelve million US dollars (USD 12,000,000) for all purposes.

The validity of the aforementioned agreement was subject to the approval of the Shareholders’ Meeting of the SRA, approval which took place on February 1, 2024.

January 2024: Shares Buyback Program

On January 5, 2024, the Board of Directors has approved the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Argentine National Securities Commission

●
Maximum amount of the investment: Up to ARS 6,500 million

●
Maximum number of shares to be acquired: Up to 10% of the capital stock of the Company, in accordance with the provisions of the applicable regulations.

●
Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.

●
Payable Price: Up to ARS 1,200 per Share and up to USD 10.00 per ADS.

●
Period in which the acquisitions will take place: up to 180 days after the publication of the minutes, subject to any renewal or extension of the term, which will be informed to the investing public.

●
Origin of the Funds: The acquisitions will be made with realized and liquid earnings pending of distribution of the Company.

To make such decision, the Board of Directors has considered the economic and market situation, as well as the discount of the current share price in relation to the fair value of the assets, determined by independent appraisers, and its objective is to strengthen the shares and reduce the fluctuations in the market value, that does not reflect the real economic value of the assets.

As of the date of presentation of the Financial Statements, the Company acquired in different transactions 2,814,888 common shares (NV ARS 10 per share) for a total of ARS 2,932 million, corresponding to 45.1% of the approved program and representing 0.38% of the Company's capital stock, complying with the terms and conditions of the plan.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2023

XII. Summarized Comparative Consolidated Balance Sheet

(in ARS million)	12.31.2023	12.31.2022	12.31.2021	12.31.2020	12.31.2019
Non-current assets	1,466,348	1,379,003	1,618,364	1,720,530	4,030,278
Current assets	184,846	144,502	130,558	111,879	2,221,389
Total assets	1,651,194	1,523,505	1,748,922	1,832,409	6,251,667
Capital and reserves attributable to the equity holders of the parent	788,455	729,709	708,278	641,908	428,055
Non-controlling interest	49,267	49,106	48,203	203,032	586,552
Total shareholders’ equity	837,722	778,815	756,481	844,940	1,014,607
Non-current liabilities	648,785	569,278	876,472	782,454	3,874,985
Current liabilities	164,687	175,412	115,969	205,015	1,362,075
Total liabilities	813,472	744,690	992,441	987,469	5,237,060
Total liabilities and shareholders’ equity	1,651,194	1,523,505	1,748,922	1,832,409	6,251,667

XIII. Summarized Comparative Consolidated Income Statement

(in ARS million)	12.31.2023	12.31.2022	12.31.2021	12.31.2020	12.31.2019
Profit from operations	193,279	(54,253)	160,817	84,591	90,224
Share of profit of associates and joint ventures	19,926	4,104	(729)	(4,142)	(13,855)
Result from operations before financing and taxation	213,205	(50,149)	160,088	80,449	76,369
Financial income	4,768	838	956	626	1,355
Financial cost	(15,109)	(16,112)	(23,396)	(29,001)	(35,818)
Other financial results	(33,873)	7,926	46,443	28,970	(52,821)
Inflation adjustment	32,560	26,831	2,606	10,155	3,030
Financial results, net	(11,654)	19,483	26,609	10,750	(84,254)
Results before income tax	201,551	(30,666)	186,697	91,199	(7,885)
Income tax	(54,958)	78,738	(31,891)	(36,662)	(24,903)
Result for the period from continued operations	146,593	48,072	154,806	54,537	(32,788)
Result for the period from discontinued operations after taxes	-	-	-	(65,196)	93,320
Result of the period	146,593	48,072	154,806	(10,659)	60,532
Other comprehensive results for the period	(4,436)	(1,774)	(2,631)	(74,570)	92,111
Total comprehensive result for the period	142,157	46,298	152,175	(85,229)	152,643

Attributable to:
Equity holders of the parent	136,611	45,210	153,477	(30,730)	(48,654)
Non-controlling interest	5,546	1,088	(1,302)	(54,499)	201,297

XIV. Summary Comparative Consolidated Cash Flow

(in ARS million)	12.31.2023	12.31.2022	12.31.2021	12.31.2020	12.31.2019
Net cash generated from operating activities	33,545	33,135	28,463	40,309	209,163
Net cash generated from investing activities	51,621	10,498	38,633	467,379	172,274
Net cash used in financing activities	(90,278)	(82,015)	(36,961)	(357,269)	(570,757)
Net (decrease) / increase in cash and cash equivalents	(5,112)	(38,382)	30,135	150,419	(189,320)
Cash and cash equivalents at beginning of year	18,052	56,921	14,110	991,556	948,576
Cash and cash equivalents reclassified to held for sale	-	-	-	-	(6,512)
Inflation adjustment	(4,458)	(707)	(286)	(19)	(1,548)
Deconsolidation of subsidiaries	-	-	-	(1,061,768)	-
Foreign exchange (loss) / gain on cash and changes in fair value for cash equivalents	7,553	(153)	108	(65,477)	55,963
Cash and cash equivalents at period-end	16,035	17,679	44,067	14,711	807,159

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2023

XV. Comparative Ratios

(in ARS million)	12.31.2023		12.31.2022		12.31.2021		12.31.2020		12.31.2019
Liquidity
CURRENT ASSETS	184,846	1.12	144,502	0.82	130,558	1.13	111,879	0.55	2,221,389	1.63
CURRENT LIABILITIES	164,687		175,412		115,969		205,015		1,362,075
Solvency
SHAREHOLDERS’ EQUITY	837,722	1.03	778,815	1.05	756,481	0.76	844,940	0.86	1,014,607	0.19
TOTAL LIABILITIES	813,472		744,690		992,441		987,469		5,237,060
Capital Assets
NON-CURRENT ASSETS	1,466,348	0.89	1,379,003	0.91	1,618,364	0.93	1,720,530	0.94	4,030,278	0.64
TOTAL ASSETS	1,651,194		1,523,505		1,748,922		1,832,409		6,251,667

XVI. EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net excluding interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) net profit from fair value adjustment of investment properties, not realized.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to EBITDA and Adjusted EBITDA for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2023	2022
Profit for the period	146,593	48,072
Interest income	(4,768)	(838)
Interest expense	12,593	14,882
Income tax	54,958	(78,738)
Depreciation and amortization	1,801	2,162
EBITDA (unaudited)	211,177	(14,460)
Net gain / (loss) from fair value adjustment of investment properties	(137,822)	91,958
Realized net gain from fair value adjustment of investment properties	17,330	3,429
Recovery of provision	(7,648)	-
Share of profit of associates and joint ventures	(19,926)	(4,104)
Foreign exchange differences net	94,551	(5,798)
Result from derivative financial instruments	895	(71)
Fair value gains of financial assets and liabilities at fair value through profit or loss	(57,001)	(2,656)
Inflation adjustment	(32,560)	(26,831)
Other financial costs/income	(2,056)	1,829
Adjusted EBITDA (unaudited)	66,940	43,296
Adjusted EBITDA Margin (unaudited) (1)	79.84%	56.11%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by revenue from sales, rents and services.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2023

XVII.
NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI”. We define NOI as gross profit from operations, less Selling expenses, plus realized result from fair value adjustments of investment properties, plus Depreciation and amortization.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2023	2022
Gross profit	68,701	63,561
Selling expenses	(5,725)	(4,030)
Depreciation and amortization	1,801	2,162
Realized result from fair value of investment properties	17,330	3,429
NOI (unaudited)	82,107	65,122

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2023

XVIII.
FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus depreciation and amortization of property, plant and equipment, intangible assets and amortization of initial costs of leases minus total net financial results excluding net financial interests, minus unrealized result from fair value adjustments of investment properties minus inflation adjustment plus deferred tax, and less non-controlling interest net of the result for fair value, less the result of participation in associates and joint ventures.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2023	2023
Result for the period	146,593	48,072
Result from fair value adjustments of investment properties	(137,822)	91,958
Result from fair value adjustments of investment properties, realized	17,330	3,429
Recovery of provision	(7,648)	-
Depreciation and amortization	1,801	2,162
Foreign exchange, net	94,551	(5,798)
Other financial results	(4,673)	850
Results from derivative financial instruments	895	(71)
Results of financial assets and liabilities at fair value through profit or loss	(57,001)	(2,656)
Other financial costs	2,516	1,230
Income tax current / deferred	48,871	(82,366)
Non-controlling interest	(5,074)	(1,080)
Non-controlling interest related to PAMSA’s fair value	3,364	(3,997)
Results of associates and joint ventures	(19,926)	(4,104)
Inflation adjustment	(32,560)	(26,831)
Repurchase of non-convertible notes	101	(251)
Adjusted FFO	51,318	20,547

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2023

XIX. Brief comment on prospects for the Next Quarter

The second quarter of fiscal 2024 maintained the good operational performance in the rental businesses, with increasing occupancy levels and EBITDA.

The second half of the year is presented as a great challenge for the Company given the acceleration of inflation due to the first measures of the new government and its consequent impact on real wages and consumption. We expect a slowdown in sales and a lower flow of visitors in our shopping centers in the third quarter of the year. Regarding the office segment, we trust in the resilience of our premium portfolio, which has been recovering its occupancy levels and maintaining its rental values. Finally, we are optimistic about the future evolution of hotels given the growth in tourism and the expectation of full recovery of the events and conventions sector.

Regarding the sales and developments segment, we will continue to analyze real estate acquisition and sale opportunities while evaluating the best moment to launch the mixed-use projects that the company has in its huge landbank portfolio. Regarding our largest development, Costa Urbana, we are prepared to launch the most ambitious project in the company's history, with the potential to develop 866,806 sqm of mixed uses in one of the best locations of Buenos Aires city.

During fiscal year 2024, we´ll continue working on the reduction and efficiency of the cost structure, while we´ll continue evaluating financial, economic and/or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations, such as public and/or private disposal of assets that may include real estate as well as negotiable securities owned by the Company, issuance of negotiable bonds, repurchase of own shares, among other useful instruments for the proposed objectives.

Looking to the future, we will continue to innovate in the development of unique real estate projects, betting on the integration of commercial and residential spaces, offering our clients a mix of attractive products and services, meeting places and a memorable experience, with the aim to achieve an increasingly modern and sustainable portfolio. Although the current economic context uncertainty, we are confident in the quality of our portfolio and the ability of our management to carry out the business successfully.

Eduardo S. Elsztain
Chairman & CEO